4/21


03050129

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Roadshow Holdings Ltd

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5208 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/24/03

RoadShow
路訊通

2002 Annual Report


RoadShow
路訊通

Contents

Cover Theme

RoadShow sells and markets MMOB in Hong Kong and provides value added media sales, products and services at competitive prices in Greater China.

Screenshots of "[illegible]" VCD are supplied by Wellfit Multi - Media Group Limited.

Multi Media On Board

Bus Body Promotions

RoadShow Identity

China Business


RoadShow




路訊通



Group Profile

RoadShow Holdings Limited (the "Company" or "RoadShow" and, together with its subsidiaries, the "Group") is a leading media sales company in the Greater China region. The Group markets advertising aimed at passengers of transit vehicles through a proprietary Multi-media On-board ("MMOB") system, manages and markets display advertising spaces on bus shelters, billboards, panel light boxes, bus bodies and telephone booths. RoadShow was established by The Kowloon Motor Bus Holdings Limited ("KMB") in 2000. KMB, Hong Kong's largest public transport company providing franchised public bus services, holds about a 73% interest in RoadShow.

Our Mission

The Group aims to remain a leading media sales company in the Greater China region by selling and marketing its MMOB business advertising spaces in Hong Kong and providing value added media sales, products and services at competitive pricing. In doing so, RoadShow will capitalise on the advertising market represented by passengers who use public transit vehicles and pedestrians along transit vehicle routes. The Group will selectively pursue acquisition opportunities in the Greater China region and in other countries to maximize simultaneously the value for money given to our customers and the profit earned by the Company. The Group will pro-actively build, consolidate and enhance our reputation, our most important asset, by ensuring and strengthening our stakeholders' understanding and confidence in our long-term plans and developments.

The Group will endeavour continuously to improve the quality of our service to meet the needs and expectations of public transport operators and users in Greater China.


RoadShow




路訊通



Financial Highlights For The Year Ended 31 December

	Units	2002	2001 Restated
Total operating revenue	HK$million	173.4	301.3
Profit from ordinary activities before taxation	HK$million	71.2	201.8
Profit attributable to shareholders	HK$million	55.0	158.3
Basic earnings per share	HK cents	5.56	19.08
Dividend per share	HK cents	2.0	3.8
Shareholders' funds	HK$million	863.4	847.5

Major Achievements

2002

Awards

- RoadShow received both the **Gold Award** and the **Citation for Innovation** at the **HKMA/TVB Award for Marketing Excellence 2002**. The award, organised by The Hong Kong Management Association and sponsored by Television Broadcasts Limited, is one of the most prestigious marketing awards in Hong Kong. The award represented the industry's recognition of the MMOB business and confirmed the success of RoadShow's marketing strategy including market positioning, sales channels and promotions.

- RoadShow received the **Grand Award** at the **2002 Hong Kong Award for Services: Innovation**, the "Oscar" of the service industries. The Award is organised by The Hong Kong General Chamber of Commerce.

- RoadShow was voted as a **leader in corporate governance**, Hong Kong in the **Asset Benchmark Survey in 2002** by **"The Asset" magazine**.

- RoadShow was selected as one of the **top 500 Chinese enterprises** and **ranked first** in the net assets growth rate companies in 2002 by Yazhou Zhoukan news magazine.

- RoadShow received the **Caring Company Award** organised by the **Hong Kong Council of Social Service**. RoadShow was recognised for its continuous support to charitable and non-profit making organisations in disseminating community service messages and broadcasting public educational programmes through MMOB.


RoadShow




路訊通



- RoadShow received the **Championship Award** in the **14th (2002) Hong Kong Printing Awards** in the Annual Report category. The award is jointly organised by the Hong Kong Trade Development Council, the Leisure and Cultural Services Department, the Hong Kong Productivity Council, the Hong Kong Publishing Professionals Society and the Graphic Arts Association of Hong Kong.

- RoadShow received the **Gold Award for outstanding Interior Design, Gold Award for Written Text and Bronze Award for Overall Annual Report** from the **International Academy Awards of Annual Reports Competition 2002**. The world-wide competition is hosted annually by the New York-based MerComm Inc., and is the world's largest and most prestigious awards event honouring excellence in annual reports.



The Secretary for Commerce, Industry and Technology, Mr. Henry Tang Ying-yen, presenting the 2002 Hong Kong Award for Services : Innovation to Ms Amanda Lui, Director and Chief Operations Officer of RoadShow.

Business Developments

- RoadShow and Daye Transmedia Co., Ltd. ("Daye"), a company wholly owned by the People's Daily, formed a joint venture company, to provide media sales services in Mainland China.

- RoadShow formed a joint venture company in Guangzhou which has the rights to display advertising on bus shelters, billboards, bus bodies and telephone booths in Guangzhou.

- RoadShow invested in a joint venture company in Shanghai which holds the advertising rights for the 'Lamplight Rainbow', bridge-shaped advertising arches located along heavily travelled Huaihai Road in Shanghai.

- RoadShow entered into an agreement with Shun Tak Holdings Limited ("Shun Tak") to form a joint venture company to expand the Group's media sales business in Macau and the Pearl River Delta Region.



"TurboJet" high speed passenger ferries, currently operated by Shun Tak.


中意人生 一生中意

Whole bus body advertising in Guangzhou.


RoadShow




RoadShow
路訊通


CAPTAINO
男裝系列


SIEMENS
Pizza Hut

Light box advertising panel in Shanghai.


上海电信IP 17909
17908

"Lamplight Rainbow" on Huaihai Road, one of the top 10 scenic night spots in Shanghai.

Chairman's Statement



The financial year 2002 was a challenging period for RoadShow Holdings Limited (the "Company" or "RoadShow") and its subsidiaries (collectively referred to as the "Group"). Our financial performance felt the impact of the weak world and local economic environment that affected most commercial sectors, particularly the advertising industry. Nonetheless, compared to advertising industry norms, RoadShow performed well and continued to implement its growth strategy in a prudent, focused manner.


RoadShow
路訊通




路訊通


男装系列

RoadShow has achieved a lot for a very young company in a highly competitive market. The success is largely attributable to the identification of a niche with a highly innovative concept that gains access to a large and hitherto untapped audience. The Multi-media On-board ("MMOB") business is only one and a half years old and was a largely overlooked medium until RoadShow demonstrated its potential and created value for its stakeholders. We would have accomplished more during the past year if the economic situation had been better. However, the advertising business, of which RoadShow is a part, is very sensitive to corporate results and general economic conditions.

As at the end of 2002 we had 2,600 franchised public buses and 200 public light buses with MMOB. On an average weekday, RoadShow is able to reach around 2.75 million people. MMOB gives the RoadShow Group a significant competitive advantage over traditional media channels in addition to bus body advertising and advertising spaces in passenger shelters.

Our plans are to offer real time news and traffic information when we eventually use bus tracking technology via a Global Positioning System ("GPS") for MMOB transit vehicles.

Going forward it is difficult to predict when the world and local economies will recover, although we anticipate that there will be a lag before the upturn translates into higher advertising spending. Whilst we are in this lacuna, RoadShow continues to lay the groundwork for further expansion, particularly in Mainland China through various joint ventures that involve the best enterprises in the best locations in the country.

Results for the year For the year ended 31 December 2002, the Group reported total operating revenue of HK$173.4 million and profit attributable to shareholders of HK$55.0 million, representing a decrease of approximately 42% and 65% respectively from 2001. The Group's revenue was derived principally from its media sales and management business operated in both Hong Kong and Mainland China, with each accounting for approximately 84% and 6% respectively of the Group's total operating revenue for the year ended 31 December 2002.

The decrease in revenue was principally the result of a marked recession in Hong Kong's economy and the contraction of the advertising market in Hong Kong in 2002 as compared to 2001. Declining GDP growth rates, rising unemployment and sliding consumer confidence all indicated an economic environment posed with great challenges, weak market demand and intense price competition. This was particularly reflected in the media sales business of Hong Kong which is significantly related to the profitability of corporate clients.

Dividend At the forthcoming Annual General Meeting, the Directors of the Company will recommend the payment of a final dividend of HK2 cents per share for the year ended 31 December 2002 (2001: HK3.8 cents).

Prospects Having built an almost unassailable position in the markets it serves, RoadShow's successful entry into the mainland of China demonstrated that its innovative concept is readily exportable to markets outside Hong Kong.

Our presence in key Chinese cities, teaming with leading Chinese entities, offers tremendous opportunities. We can expect that with China's entry into the World Trade Organization, as well as her hosting of the 2008 Olympic Games in Beijing and of the 2010 World Expo in Shanghai, the advertising market in China will show a very sharp increase.

In terms of long-term potential, the Mainland market is immeasurably larger than Hong Kong. And, whilst there will be a great deal of competition, we are there with our innovative concept that is unique in the advertising industry.

RoadShow's connections with the KMB Group are a definite advantage in doing business in Mainland China. We have strong relationships with many transport operators and, as a Hong Kong based company, we also have the advantage of possessing great insight into the Chinese market and an indepth understanding of the Chinese culture. As MMOB and our other services are public transport based, these assets give us a significant competitive edge.


不准企立
NO STANDING

Passengers watching MMOB programmes on buses.


RoadShow




RoadShow


男装系列

We anticipate that given RoadShow's reputation for innovation and quality service, these initial investments will attract the attention of other leading Chinese advertising companies interested in exploring joint venture relationships.

In Hong Kong, our business will continue to grow as we continue to strengthen relationships with existing customers and diversify by aggressively adding to our client base.

We will, however, continue moving ahead in a prudent manner. RoadShow is a cash rich company with low gearing and is able to weather the economic malaise and prepare itself to take advantage of better economic times when they materialise.

Long term strategy Our core strategy is to meet the needs and expectations of public transport operators and advertisers and to continue to expand the business to transit vehicles in the Greater China region and other countries.

We will seek strategic and profitable partnerships in carrying out MMOB business in other modes of transportation to expand our delivery channels and geographical reach and we will also diversify our operations to increase our revenue base and operating efficiency.

System development also remains a top priority. We will pursue the development of GPS that will benefit KMB's bus operations, enable the provision of real time information to our audience and add value to RoadShow's services. The system will also enable the bus operators whom we serve to expand their own systems and develop new applications. We will continue to test GPS applications with various suppliers, but we will not implement a system until our stringent specifications are met or surpassed.

We know from experience that public transit vehicles become the transportation mode of choice during tough times because of cost considerations. Thus the size of our viewing audience should remain strong and complement our efforts at expanding the MMOB system that will ultimately increase to more than 4,000 transit vehicles carrying some four million passengers daily in Hong Kong alone.

We will work diligently to provide our advertisers with a cost effective access to a growing audience consisting of people who are leaving their homes to either earn money or spend it. Our passengers benefit by receiving essential public transit information and infotainment at no extra cost and we are continuously taking steps to improve and enrich the content of our programming.

China's rapid economic growth has led to the country becoming the fastest growing advertising market in the Asia-Pacific. Our strategy includes seeking opportunities to acquire or to invest in complementary businesses or to establish joint ventures that the Company believes will complement its current or future businesses. The Group will continue to monitor developments in Mainland China and pace its strategy to establish this regional network accordingly.

Our vision is to be the leading media sales company in the Greater China region by providing value-added services to passengers and an effective advertising medium for advertisers at competitive prices. While pursuing this goal, the RoadShow Group will build our stakeholders' understanding and confidence in the Group's long-term plans and development through transparency, communication and performance.

Our people The success of RoadShow is dependent on our experienced and professional staff. The Board thanks our employees for their invaluable contributions to the business over the past year and counts on their support for the continuing success of our new business in the future.

Directors Many thanks go to the Audit Committee, chaired by Mr Norman Leung Nai Pang with Ms Carlye Wai-Ling Tsui and Mr Hui Ki On as members, for the painstaking and professional work they have done during the year.

I would like to express my sincere appreciation and thanks to my fellow directors, in particular the Group Managing Director, Ms Winnie J. Ng, for their support and contributions towards the successful performance of the Group.

John CHAN Cho Chak
Chairman


RoadShow




RoadShow


男装系列
CAPTAIN

Group Managing Director's Report



The year 2002 was one of transition for RoadShow as we implemented several strategic initiatives to position the Group as a leading media sales advertising company by diversifying our sphere of operations and preparing the groundwork to enable us to take advantage of opportunities when the Hong Kong financial environment improves.

A major focus during the year was to build a presence in Mainland China through investments and joint ventures in Beijing, Shanghai and Guangzhou. The growth potential for the media sales industry on the mainland of China is immense. For the nine months ended 30 September 2002, the total advertising spend in Mainland China was about HK$93 billion compared with HK$24 billion in Hong Kong and this is expected to grow. By expanding our Mainland operations, we are diversifying our business base and not relying solely on the Hong Kong market as we expect the business outlook of Hong Kong in the future to be correlated to the development of Hong Kong economic environment. Already our presence on the mainland has resulted in a positive contribution to the Group's revenue and profits.

In Hong Kong, the Multi-media On-board ("MMOB") business continues to expand and during 2003, the service will be expanded to include more public transit vehicles.

Mainland China In Mainland China, RoadShow has formed a joint venture with Daye Transmedia Co., Ltd. ("Daye"), a company wholly owned by the People's Daily, which is the most authoritative and influential newspaper in China. Daye is one of the few nation-wide TV programme production and media service organisations in the country. Operating under a 30-year full-service national advertising licence involving all media platforms throughout the country, the joint venture offers advertising creative design and production, media planning and placement. It will also, as permitted by Chinese law, provide programme production and syndication to more than 500 Chinese provincial, city, cable and non-cable TV stations and develop a nation-wide programme distribution network.

RoadShow has also secured the rights to display advertising at the Lamplight Rainbow on Huaihai Road, one of the top 10 scenic night spots in Shanghai. In Guangzhou, the anchor city of the dynamic Guangdong province, RoadShow has invested in a joint venture that has rights to display advertising on bus shelters, billboards, bus bodies, and telephone booths in Guangzhou. The Group currently has 100 staff members based in Mainland China.

Our strategy in Mainland China is based on focused growth. Thus, we are concentrating initially in becoming established in the three major cities of Beijing, Shanghai and Guangzhou. The advertising business is based on consumer spending and these cities are the country's centres of population and consumption growth.


RoadShow







Through these investments, we will develop a business model that fits the Group's young, innovative and creative management style that will translate into revenue and profits. Given our solid reputation and proven performance in Hong Kong, we anticipate attracting the attention of additional mainland partners who are leaders in the advertising industry.

The Group has expanded its media sales business in Macau by entering into an agreement with Shun Tak Holdings Limited ("Shun Tak") to form a joint venture company that will take advantage of advertising opportunities targeting the Macau tourism business. Initially, the joint venture will manage the MMOB systems and related advertising sales business for "TurboJET" high speed passenger ferries, currently operated by Shun Tak, which cover Hong Kong, Kowloon, Macau, Guangzhou and Shenzhen. Media advertising sales and management services will be developed and provided on an array of transit network facilities and outdoor tourist spots across Macau and the Pearl River Delta Region.


人民日报
PEOPLE'S DAILY
华东新闻
华南新闻

Alliances RoadShow, as the major provider of large-scale MMOB services on transit vehicles in Hong Kong, has made exclusive arrangements with major transit operators to install and manage MMOB system on their vehicles. Ultimately, RoadShow will enable advertisers to reach an audience of four million passengers a day on more than 4,000 public transit vehicles through a single point of contact. Surveys conducted by ACNielsen during 2002 showed that on an average weekday, RoadShow is able to reach 63% of the general public aged 15 to 54 or around 2.75 million people.

Bus shelters The media sales services benefited from the installation of additional advertising spaces in public transit vehicle shelters. At 31 December 2002, the Group had about 2,150 transit vehicle shelter panels generating revenue.

Enhancing MMOB We continued to be involved in testing a global positioning and mobile display technology to enhance the MMOB system. Eventually this will enable RoadShow to provide real time information and make location specific advertising possible.

We are also continuing to enrich and diversify our programme content to attract and retain the interest of our audience that travels with us every day. We have developed new contents featuring such topics as James Bond and Marilyn Monroe films, popular new Hong Kong entertainers and Tai Chi lessons. Other subjects include music videos, movie trailers, sports highlights, community services, cultural activities, English and Putonghua language lessons, education clips, charity appeals and lifestyle topics.

Programming comprises a 60-minute VCD playing sequences of two to four minutes' duration each. The programme is repeated 16 times daily. While much of our content is provided by third parties, we are considering other means to enrich our programme content.

While surveys indicate that the vast majority of public transit vehicle passengers appreciate the MMOB service, one area of some concern is the minority of our passengers who dislike the service. We have maintained a dialogue with these passengers and have made adjustments in the operation, such as lowering the audio volume and setting aside areas of the transit vehicles that have zero volume.


RoadShow







Strengthening relationships To consolidate our position as a leader in advertising sales, we adopted a strategy designed to strengthen our relationship with existing customers by providing top quality after sales services and offering tailor made advertising packages for individual customers. We are also focusing on obtaining more business from some of the largest advertising agencies and placing a high priority on cultivating long term business relationships. We work diligently at providing frequent updates on our services and presenting innovative creative ideas to our clients. We are also diversifying our customer base by increasing the number of core customers.

Moving forward While Hong Kong's economic downturn is affecting most businesses, especially those in the advertising industry, RoadShow will continue to build on its success of the past two years. Given our competitive advantage, we anticipate increasing our market share in media sales and at the same time continuing to support community organisations by producing promotional spots and supporting community events. We will also continue to seek strategic alliances in Hong Kong that will expand the reach of our advertising offerings. We are confident that RoadShow, as a key advertising medium, will remain in a winning position when the Hong Kong economy rebounds. With the Group's strong financial position and the efforts of our management team and dedicated staff force, we are well positioned to capture business growth when the economic uncertainties begin to clear-up.

Our people As at year-end, the Group had 53 full-time employees in Hong Kong and 100 in Mainland China . We recognise that RoadShow is reliant on its dedicated and professional staff for our continued success in the future.

The Group offers a comprehensive and competitive remuneration and benefits package to all employees and a performance bonus scheme to its senior staff based on achievement of business objectives. We also have a sales commission scheme for our sales team based on achievement of advertising revenue targets. The Group has adopted a provident fund scheme for its Hong Kong employees as required under the Mandatory Provident Fund Schemes Ordinance.

I thank all of our staff for their creative work and dedication. I look forward to continuing to work together with them to grow the RoadShow concept and create value for our stakeholders.

Winnie J. NG
Group Managing Director

Operational Review



30x
KMB
九巴服務 日日進步
二零零三
癸未羊年
2003
YEAR OF THE GOAT
HL 9881


RoadShow







Media Sales Services

The Group's media sales and management services include the Multi-media On-board ("MMOB") business and the management and marketing of display advertising spaces on bus shelters, billboards, bus bodies, lamp posts and telephone booths in China and Hong Kong.

Profiles of Bus Service User

By Occupations[1]


12%
18%
11%
24%
35%
Elementary Occupations
Students/Housewives/Unemployed/Retired
Technician/Associate Professionals/Clerks
Senior Officers/Manager/Professional
Others

Having seen Ads shown in MMOB

Our Captive Power[1]


7%
93%
Yes
No

[1]Base on the survey by ACNielsen in July 2002.

MMOB business The Group's MMOB business involves installing, operating and maintaining equipment and LCD units in transit vehicles for the transmission of tailor-made programming and advertisements, sourcing programme content and marketing and selling advertising on the MMOB system.

Unlike other forms of advertising, the MMOB system is an attractive medium for advertisers because of its ability to reach a sizable audience and enables the Group to have a significant competitive advantage in the market.

According to a survey conducted by ACNielsen on RoadShow, MMOB has been highly effective in reaching and capturing passengers' attention with 93% of those interviewed indicating that they have seen advertisements on RoadShow during their bus journeys. The survey also showed that MMOB has a recall rate of over 90% on brand and on product awareness. In addition, it indicated that RoadShow has stimulated impulse purchasing with a high percentage of passengers reporting that the MMOB advertisements sparked their interest in buying certain products.

Sales and services MMOB has demonstrated that despite difficult economic conditions, it is an effective outdoor medium that can support any type of major advertising campaign. During 2002, the Group maintained a diversified base of about 600 customers, representing a variety of sectors. These included advertising agencies, cosmetics, electronics, jewellery, leisure, media, finance, banking, insurance, retail, educational, real estate, food, telecommunication and beverage businesses.

The Group offers a variety of sale packages to suit advertisers with different campaigns and budgets. To increase media sales, the Group employs various techniques to encourage customers to commit to advertising bookings, including discounts, bonus spots and special advertising packages for longer term commitments and using market research to demonstrate the effectiveness of out-of-home media sales. The Group's prices are calculated to be competitive with other advertising media in Hong Kong.


RoadShow







Our professional sales team works hard at maintaining solid relationships with our advertisers and assists them in launching successful advertising campaigns. The Group will continue to expand our advertisers' coverage and to gain market share from other media sales companies by providing quality sales services and maintaining competitive pricing.

Programming The MMOB programme content is specifically tailored for transit vehicle passengers. Content consists of short segments that are designed to hold the interest of transit vehicle passengers. Content includes music video("MV"), movie trailers, drama series, animation, travelogues and interactive Short Message Service ("SMS") games. The Group also offers infotainment programmes including community service messages, crime prevention, ICAC drama series, travelogues, environmental protection, health education, sport and recreation, business and economic reviews, news and current affairs and celebrity interviews.


RoadShow
路訊通

Multi-media On-board

MMOB is particularly appealing to public transit passengers who might be looking for gift ideas and find them through the advertising made available during their journey to make purchases.

There is approximately one hour of original programme repeated 16 times throughout the day and changed daily.

The Group's major content providers include: ATV, Breakthrough Limited, BoardcastOne.com, Cool Magazine, Dynamic Video Multi-Media Limited, IFA.NET Limited, Phoenix Satellite Television Co. Ltd., Radio Television Hong Kong, SuperTV.tv and major record companies and movie distributors.

In 2002, the Group built on its experience and success in developing its own content, including production of the "Celebrity Chat" programme, in which about 52 celebrities were interviewed; the "Sun Yat-sen Documentary series"; "Magic Buzz"; "Gourmet Guide" and "RoadShow and EMI Mini Concert."

Another breakthrough programme was the "Exclusive Premiere MV", which brought the latest MV's of the most popular singers outdoors. RoadShow, through the 2,600 public transit vehicles equipped with the MMOB system, exclusively premiered the latest MV's to over two million passengers daily.

Charity appeals from more than 100 organisations were aired during the year including 68 Flag Day Organisers and various charity and fund raising events, including the Children's Cancer Foundation, the Hong Kong Digestive Foundation, the Community Chest, the Hong Kong Council of Social Service and many others.

The Group will continue to enrich and diversify its programme content by sourcing more regional and local content suppliers, introducing more interactive games and special feature programmes and participating as a media partner in various concerts, movie productions and other events. The Group's overall production costs are expected to increase in 2003, as more resources are devoted to enriching and up-grading the content to generate greater interest in our programmes.


RoadShow







Operations The Group continued with the MMOB Volume Standardisation Campaign to standardise the volume of the MMOB system to ensure a comfortable level on all vehicles and the Quality Assurance Plan to maintain smooth operations of the MMOB system and to meet the Group's pre-set standards. In 2002, the Group designated one side of the lower deck of each transit vehicles as the "silent area."

Trials of the Global Positioning System ("GPS") were initially focused on bus tracking and bus fleet management. Trials on selected public transit vehicles commenced in mid-2002 and are expected to be evaluated in the first quarter of 2003. Installation of the GPS/bus tracking system will begin once the trials are found successful in meeting the Group's specifications. This will enable the provision of real time information to the audience and add value to RoadShow's services.


Coca-Cola

Passenger Shelter Advertising

The attractive display posters have been found to be highly effective in communicating with street-level audiences.

Mainland China Mainland China is Asia-Pacific's fastest growing advertising market. According to the latest Advertising Expenditure Information, in the nine months ended 30 September 2002, Mainland China posted HK$93 billion in advertising spending, as compared to HK$24 billion in Hong Kong for the same period. RoadShow believes advertising spending in Mainland China will continue to grow and that entry into the Mainland advertising sales market represents a golden opportunity.

RoadShow, together with Daye Transmedia Co., Ltd. ("Daye"), a company wholly owned by the People's Daily, formed a joint venture to operate under a 30-year full-service national advertising licence covering all media platforms throughout the mainland of China. In addition to providing advertising creative design, production, media planning, placement, and representation of all types of media platforms, it will also, within the conditions permitted under Chinese law, provide programme production and syndication to over 500 Chinese provincial, city, cable and non-cable TV stations to build a nationwide programme distribution network. The establishment of the joint venture strengthens our expansion into the advertising market, in China and overseas, in both multi-media and traditional media. In addition, it will enhance economic co-operation and exchange of information and technology involving the Chinese advertising industry.

In 2002, RoadShow secured the rights to operate advertising on Shanghai's "Lamplight Rainbow". Commonly known as "Light Tunnel", this has been designated as one of the top 10 scenic night spots in Shanghai. In addition to the visually arresting bridge-shape advertising neon lights, the range of diversified outdoor media assets include double-sided panel light boxes, billboards.

In Guangzhou, RoadShow formed a joint venture that is involved in media sales on bus shelters, bus bodies and outdoors billboards and signages in Guangzhou. In 2003, the joint venture will expand by obtaining additional outdoor media in Shanghai, Guangzhou and Shenzhen.

RoadShow will continue to build on its experience and success in Hong Kong to explore future growth opportunities in Mainland China. Our market penetration plan is focused on high potential markets which have high consumption power and dense population, such as Beijing, Shanghai, Shenzhen and Guangzhou. The Group expects that its acquisition efforts in Mainland China will become the revenue driver for our media sales business.


RoadShow







The Group and The Community

RoadShow received the Caring Company Award from the Hong Kong Council of Social Service. The Group continuously supports many charities and non-profit organisations through the dissemination of community service messages and charity appeals on MMOB. The Group also participates in various charity and fund raising events and encourages its employees to participate in the Dress Causal Day organised by the Community Chest.

People

People are our greatest asset and the key to our business success. The Group is committed to nuturing a culture across the whole organisation where employees feel a sense of belonging and are valued and appreciated. The Group promotes teamwork and continuously seeks to improve our work processes. We offer an equitable and competitive remuneration and benefits package to all employees. The Group also provides our people with the necessary tools, training, support and infrastructure so that they can be highly effective and productive.


健康送到家
远离亚健康

Innovative telephone booth in Guangzhou

Financial Review

For the year ended 31 December	2002 HK$'000	2001 HK$'000 Restated
Total operating revenue	173,354	301,294
Total operating expenses	103,093	99,459
Profit attributable to shareholders	55,027	158,295
Earnings before interest, taxation, depreciation and amortisation	90,561	220,517
Basic earnings per share (in Hong Kong cents)	5.56	19.08

The Group generates its revenue from the following *geographical locations:*

For the year ended 31 December	2002 HK$'000	2001 HK$'000
Hong Kong	145,433	288,823
Mainland China	9,621	-
Turnover	155,054	288,823

Results For the year ended 31 December 2002, the Group reported total operating revenue of HK$173.4 million, representing a decrease of 42% compared to last year. Profit attributable to shareholders amounted to HK$55.0 million, as compared to HK$158.3 million in year 2001.

Revenues from the media sales and management business operated in both Hong Kong and Mainland China, continue to be the principal revenue source of the Group, with each accounting for approximately 84% and 6% respectively of the Group's total operating revenue for the year ended 31 December 2002.


RoadShow









Operating revenue 2002 presented a challenging environment for the media sales business in Hong Kong. Most commercial sectors in Hong Kong, particularly the advertising industry were affected by the continuous global economic downturn and the slow local economy. RoadShow's media sales revenue decreased to HK$155.1 million in 2002 (2001: HK$288.8 million), resulting from a marked recession in Hong Kong's economy and the contraction of the advertising market in Hong Kong in 2002 as compared to 2001. Declining GDP growth rates, rising unemployment and sliding consumer confidence all indicated an economic environment posed with great challenges, weak market demand and intense price competition. This was particularly reflected in the media sales business of Hong Kong which is significantly related to the profitability of corporate clients.

In 2002, RoadShow made its first entry into Mainland China with the provision of media sales and management services on bus shelters, billboards, panel light boxes, telephone booths and signages. The business of outdoor media sales generated an operating revenue of approximately HK$9.6 million.

Other revenue mainly comprised merchandising business revenue and interest income. Confronted with the cautious consumer sentiment and spending patterns in Hong Kong and historical low interest rates, both merchandising business revenue and interest income had decreased as compared to the previous year.

Operating expenses Total operating expenses amounted to HK$103.1 million in 2002 (2001: HK$99.5 million). The increase in operating expenses in 2002 arose from the full commissioning of MMOB business while the comparative figures for 2001 only reflected the operating expenses incurred at different stages of commissioning. Moreover, this year's figures included the operating expenses from the Group's Mainland China operations which began in the second half of 2002. Notwithstanding the above, the Group recorded only a moderate increase of 4% in operating expenses in 2002 as compared to 2001 as a result of the cost control measures taken by the Group throughout the year.

Dividends The Directors have resolved to recommend a final dividend of HK2 cents per share (2001: HK3.8 cents per share with scrip option) in respect of the year ended 31 December 2002 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 6 May 2003. It is expected that the final dividend warrants will be despatched to shareholders on or about Thursday, 3 July 2003.

Cash flow In 2002, cash generated from operations of the Group was HK$32.7 million (2001: HK$48.5 million). Payment for capital expenditure in 2002 amounted to HK$0.5 million (2001: HK$134.1 million). The consolidated cash flow statement of the Group for the year ended 31 December 2002 is set out on page 46 of this annual report.

Liquidity and financial resources At 31 December 2002, the Group had net current assets of HK$590.7 million (2001: HK$751.3 million) and net tangible assets of HK$830.1 million (2001: HK$847.5 million).

The Group's cash needs are primarily for working capital to support its media sales business, whereas a sufficient amount of cash is maintained to meet potential business expansion and development.

Bank loans At 31 December 2002, the Group had bank loans amounting to HK$128.0 million, of which loans totalling HK$100.0 million were secured by fixed deposits placed with the bank. The gearing ratio, representing the ratio of bank borrowings less pledged bank deposit to the total share capital and reserves of the Group was 3% at 31 December 2002 (2001: Nil). The maturity profile of the bank loans of the Group is set out in note 24 on the financial statements on page 61 of this annual report.

Banking facilities At 31 December 2002, the Group had banking facilities totalling HK$200.0 million (2001: HK$Nil).

Cash and deposits at banks At 31 December 2002, the Group's cash and deposits at banks amounted to HK$609.0 million, comprising cash and cash equivalents of HK$509.0 million and pledged bank deposit of HK$100.0 million (2001: HK$562.3 million), and they were mainly denominated in Hong Kong Dollars and US Dollars. Cash generated from operations, when not needed for working capital requirements, is principally placed in bank deposits. At 31 December 2002, the proceeds from the Global Offering and the exercise of an over-allotment option by the underwriters on 18 July 2001 which had not been utilised had been placed into bank deposits.


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Capital expenditure and capital commitment Capital expenditure incurred by the Group during 2002 amounted to HK$0.5 million (2001: HK$134.1 million). The breakdown of the capital expenditure incurred is shown in note 13 on the financial statement on page 56 of this annual report.

Capital commitments outstanding and not provided for in the financial statements of the Group as at 31 December 2002 amounted to HK$339.1 million (2001: HK$173.0 million) which is mainly for the upgrade of the existing MMOB system for the MMOB business and for potential investment and business development. The commitments are to be financed by the funds raised from the Global Offering, borrowings/fund raising activities and/or working capital of the Group.

Accounting standards and policies The financial statements set out in pages 44 to 67 have been prepared in accordance with the requirements of the Main Board Listing Rules ("Listing Rules") of the Stock Exchange, all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants ("HKSA") and the accounting principles generally accepted in Hong Kong.

Employees and emoluments policies At 31 December 2002, the Group had 53 full-time employees in Hong Kong and 100 in Mainland China. The Group had adopted the Share Option Scheme and Pre-Listing Share Option Scheme ("the Schemes"), details of which are contained in the paragraph headed "Share options schemes" as described on pages 40 to 41 of this annual report.

The Group offers a comprehensive and competitive remuneration and benefits package to all its employees. In addition, it offers a performance bonus scheme to its senior staff based on achievement of business objectives and a sales commission scheme to its sales team based on achievement of advertising revenue targets. The Group has adopted a provident fund scheme for its employees in Hong Kong as required under the Mandatory Provident Fund Schemes Ordinance.

Connected transactions

For the year ended 31 December 2002, the Group had the following connected transactions, details of which are set out below:

(a) For the year ended 31 December 2002, transactions with the following connected parties: -

Name of connected parties	Nature of transaction	HK$'000
(1) LW-Vision Limited (Note 1)	Licence fee payable by RoadShow Media Limited ("RoadShow Media") in connection with the provision of media sales services on the MMOB systems	196
(2) Long Win Bus Company Limited (Note 2)	Licence fee payable by RoadShow Media in connection with the provision of media sales services	1,794
(3) The Kowloon Motor Bus Company (1933) Limited (Note 3)	Royalty fee payable by Bus Focus Limited ("Bus Focus") in connection with the provision of media sales services for on-street furniture	5,527
(4) Texon Media Limited (Note 4)	Management fee payable by Bus Focus in connection with the provision of media sales services for on-street furniture	7,784

Notes:
1. LW-Vision Limited ("LW-Vision") is an indirect 95%-owned subsidiary of the Company and an indirect 5%-owned investment of KMB.
2. Long Win Bus Company Limited ("LWB") is an indirect wholly-owned subsidiary of KMB.
3. The Kowloon Motor Bus Company (1933) Limited ("KMB (1933)") is an indirect wholly-owned subsidiary of KMB.
4. Texon Media Limited ("Texon") is a wholly-owned subsidiary of Texon International Limited ("TIL").
5. Bus Focus Limited ("Bus Focus") is an indirect 60%-owned subsidiary of the Company and a direct 40%-owned associate of Immense Prestige Limited ("IPL"). IPL is a wholly-owned subsidiary of TIL.

(b) For the year ended 31 December 2002, the service fee paid or payable by KMB Public Bus Services Holdings Limited, an indirect wholly-owned subsidiary of KMB, to RoadShow Media arising from or in connection with the provision of media sales services by RoadShow Media was HK$17,426,000.

(c) For the year ended 31 December 2002, the fee paid or payable by RoadShow Media to KMB(1933) arising from or in connection with an office rental agreement between RoadShow Media and KMB(1933) was HK$1,266,000.


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(d) For the year ended 31 December 2002, transactions with the following connected parties:

Name of connected parties	Nature of transaction	HK$'000
(1) KM-Vision Limited (Note 1)	Shareholder's loan by RoadVision Holdings Limited ("RoadVision") to KM-Vision on the capital expenditure in connection with the purchase of MMOB equipment	108,524
(2) LW-Vision	Shareholder's loan by RoadVision to LW-Vision on the capital expenditure in connection with the purchase of MMOB equipment	516

Note:
1. KM-Vision Limited ("KM-Vision") is an indirect 95%-owned subsidiary of the Company and an indirect 5%-owned investment of KMB.

Independent Non-Executive Directors have reviewed and confirmed that the connected transactions as set out above which had been entered into by the Group are:

(i) in the ordinary and usual course of business of the Group;
(ii) on normal commercial terms or on terms no less favourable than terms available to/from (as appropriate) independent third parties;
(iii) fair and reasonable so far as the shareholders of the Company are concerned; and
(iv) in accordance with the waiver conditions granted by the Stock Exchange, that during the year

(1) the annual amount in respect of (a)(1) above did not exceed 3% of the Group's total turnover;
(2) the annual amount in respect of each connected transaction (a)(2) to (a)(4) and (b) above individually did not exceed 3% of the Group's total net tangible asset value;
(3) the annual amount in respect of (c) above did not exceed HK$1,272,000 ;
(4) the annual amount in respect of (d)(1) above did not exceed HK$220,000,000 ; and
(5) the annual amount in respect of (d)(2) above did not exceed HK$16,500,000.

Financial Summary For The Five Years Ended 31 December

	2002 HK$'000	2001 HK$'000 Restated	2000 HK$'000 Restated	1999 HK$'000	1998 HK$'000
Profit and loss account					
Turnover	155,054	288,823	51,884	31,583	51,297
Profit from ordinary activities before taxation	71,199	201,835	36,497	16,916	24,732
Income tax expense	(7,664)	(34,650)	(6,386)	(2,690)	(3,970)
Profit from ordinary activities after taxation	63,535	167,185	30,111	14,226	20,762
Minority interests	(8,508)	(8,890)	(293)	-	-
Profit attributable to shareholders	55,027	158,295	29,818	14,226	20,762
Balance sheet					
Current assets	746,296	788,922	74,543	40,767	35,003
Current liabilities	(155,539)	(37,663)	(23,625)	(5,032)	(12,888)
Net current assets	590,757	751,259	50,918	35,735	22,115
Fixed assets	104,193	121,750	6,458	606	-
Goodwill	33,317	-	-	-	-
Non-current prepayments	101,040	-	-	-	-
Interest in associate	57,765	-	-	-	-
Deferred taxation	(15,901)	(18,792)	(924)	-	-
Employment of funds	871,171	854,217	56,452	36,341	22,115
Financed by:					
Share capital	99,737	98,169	-	-	-
Reserves	763,657	749,342	56,159	36,341	22,115
Minority interests	7,777	6,706	293	-	-
Shareholders' funds	871,171	854,217	56,452	36,341	22,115

Use of proceeds Since the listing of RoadShow on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 28 June 2001 (the "Listing Date"), the Group has utilised approximately HK$139.3 million for the purchase of equipment and development of programme content for use in the MMOB business and approximately HK$60.0 million for the acquisition of complementary businesses in Mainland China. The balance of the proceeds which have not been utilised have been deposited with licensed banks in Hong Kong.


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THAI, YOUR FIRST CHOICE CARRIER





Profiles of Directors and Senior Executives

Directors

John CHAN Cho Chak GBS, JP, DBA (Hon), BA, DipMS, MIMgt, FCILT, FHKIoD

Chairman and Non-Executive Director, aged 59. Appointed Managing Director of The Kowloon Motor Bus Holdings Limited. The Kowloon Motor Bus Company (1933) Limited and Long Win Bus Company Limited with effect from 4 September 1997, 1 November 1993 and 8 May 1997, respectively. Also Independent Non-Executive Director of Hang Seng Bank Limited, AXA General Insurance Hong Kong Limited, Guangdong Investment Limited and Hong Kong Exchanges and Clearing Limited. Before joining the Group, Mr. Chan held many positions in the Hong Kong Civil Service from 1964 to 1978 and from 1980 to 1993. The key posts held in the Hong Kong Government included Private Secretary to the Governor, Deputy Secretary (General Duties), Director of Information Services, Deputy Chief Secretary, Secretary for Trade and Industry and Secretary for Education and Manpower. Mr. Chan also served as Executive Director and General Manager of Sun Hung Kai Finance Company Limited from 1978 to 1980. Mr. Chan is the Deputy Chairman of the Hong Kong Jockey Club, Board Member and Executive Committee Vice Chairman of The Community Chest and the Council Chairman of the Hong Kong University of Science and Technology.

Norman LEUNG Nai Pang GBS, JP, BA

Deputy Chairman and Non-Executive Director, aged 62. Mr. Leung is Deputy Chairman of The Kowloon Motor Bus Holdings Limited, The Kowloon Motor Bus Company (1933) Limited and Long Win Bus Company Limited. He is also Chairman of Silver Systems Limited, Chairman of Sun Hung Kai Super Logistics Limited, Chairman of E-Supply Chain Management Limited, Chairman of Hong Kong Business Aviation Centre Limited, Deputy Chairman of Airport Freight Forwarding Centre Company Limited and Director of Wing Lung Bank Limited. As for public service, he is Chairman of the Council of City University of Hong Kong, Commissioner of Civil Aid Service, Member of the Electoral Affairs Commission and Member of the Hong Kong Logistics Development Council.

Winnie J. NG BA, MBA (Chicago)

Group Managing Director, aged 39. Ms. Ng is responsible for the formulation and implementation of the overall policy and strategy of the Group. Also Director of The Kowloon Motor Bus Holdings Limited, The Kowloon Motor Bus Company (1933) Limited and Long Win Bus Company Limited since 4 September 1997, 12 October 1995 and 8 May 1997 respectively. Joined the KMB Group in 1990 and since then has looked after various different portfolios including, among others, corporate development, marketing and sales, and business development. During the past years, Ms. Ng has successfully revamped and rejuvenated KMB's image and positioned KMB as a powerful out-of-home media sales tool in Hong Kong by lifting the profiles and sales of bus body and bus shelter advertising. Ms. Ng was appointed Commercial Director of KMB in 1999 and then Executive Director of KMB in 2001. Ms. Ng has been active in public service, serving the community in her capacities as board member of the Agency for Volunteer Service; public relations committee member of The Community Chest; member of the Zonta Club of Hong Kong East; council member of the Hong Kong Digestive Foundation; steering committee member on promotion of volunteer service of the Social Welfare Department, and president of the Little Chair Foundation. Ms. Ng is the sister of Mr. Anthony Ng, a Non-Executive Director of the Company.

MAK Chun Keung

Director, *aged 62. Joined* The *Kowloon Motor Bus Company* (1933) Limited in 1994 and appointed Commercial Director in 2001. He is concurrently Director of HK Macau Limited, a subsidiary of The Kowloon Motor Bus Company (1933) Limited providing urban bus services in co-operation with Dalian City No. 1 Bus Company through Dalian HK Macau Motor Bus Services Limited, and Director of the co-operative joint venture in Dalian, People's Republic of China. Mr. Mak has over 20 years of experience in international banking and finance, and has held senior executive positions in foreign and local banking institutions throughout his career. Mr. Mak is the brother of Mr. Thomas Mak Hing Keung, Chief Financial Officer and Company Secretary of the Company.

Amanda LUI Yee Fai BA

Director and Chief Operations Officer, aged 32. Joined the KMB Group in 1992. Ms. Lui is responsible for developing and implementing the Group's Multi-media On-board system for Hong Kong and overseas business segments. Prior to her current position, Ms. Lui worked as Executive Assistant Manager *in* KMB's *Marketing and* Sales *Department*, and Executive Assistant Manager, Corporate Public Relations and Projects, in KMB's Public Relations Department, during the period from 1994 to April 2000 and as Manager, Marketing Communications, in KMB's Marketing and Sales *Department from* April 2000 to January 2001. In those capacities, Ms. Lui was responsible for KMB's on-going programmes of image building and promotion of KMB's bus exteriors and outdoor furniture as effective advertising media. Since 1995, Ms. Lui has been looking after KMB's merchandising business, which includes the sales of bus models and commemorative items bearing the KMB logo.

James Conrad LOUEY BSc

Non-Executive Director, aged 37. Mr. Louey is Head of Human Resources Department of The Kowloon Motor Bus Company (1933) Limited since 1993. Director of Art East Limited, Top Art Limited and New Hong Kong Bus Company *Limited, each a subsidiary of The Kowloon Motor Bus Holdings Limited.* On community service, Mr. Louey is currently a member of the Ninth Session Henan provincial committee of the Chinese People's Political Consultative Conference and a member of the board of directors of Hong Kong Festival Fringe Club. He also served as a member of the board of directors (1995 to 1998) and the advisory board (1998 to 1999) of Po Leung Kuk. From 1995 to 1997, Mr. Louey served as co-chairman of the Community Chest of Hong Kong Special Events Organisation Committee and member of the Community Chest of Hong Kong Campaign Committee.


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Anthony NG BS (Econ), MBA (Richard Ivey School of Business, University of Western Ontario)

Non-Executive Director, aged 35. Director of Harvest City Ltd. (a company invest in public bus operation in China, including Shenyang, Jilin and Tianjin) and Sundart Timber Products Co., Ltd. Mr. Ng is a member of Council to the Board of Sowers Action, a charity organization aimed at developing fundamental education in China. Mr. Ng is the brother of Ms. Winnie J. Ng, Group Managing Director of the Company.

Michael WONG Yick-kam BBA, MBA

Non-Executive Director, aged 51. Mr. Wong obtained his bachelor's and master's degrees in business administration from The Chinese University of Hong Kong. He has been an Executive Director of Sun Hung Kai Properties Limited since 1996. Mr. Wong is also an Executive Director of SUNeVision Holdings Limited, and a Non-Executive Director of SmarTone Telecommunications Holdings Limited and USI Holdings Limited.

LAU Mei Mui, May

Non-Executive Director, aged 52. Ms. Lau has been with the Sun Hung Kai Properties group since 1989 and is currently Head of Corporate Communications of the Sun Hung Kai Properties group, responsible for all aspects of corporate promotions, publicity, corporate advertising, research projects, the group web site and customer relationship management. Ms. Lau is also managing director of the SHKP Club Limited, which administers the 170,000-member SHKP Club and a director of Sun Hung Kai Properties (China) Limited. Ms. Lau has extensive experience in corporate promotion, having previously worked for the Hong Kong Tourist Association both in London and Hong Kong, the Mass Transit Railway Corporation, Chinese Manufacturers' Association of Hong Kong and a number of property and hotel companies.

Carlye Wai-Ling TSUI MBE, JP, BA(Econ), FHKIoD, FBCS, FHKIE, HonFACE

Independent Non-Executive Director, aged 55. Chief Executive Officer of The Hong Kong Institute of Directors. Fellow of The Hong Kong Institution of Engineers, The Hong Kong Institute of Directors and The British Computer Society and Honorary Fellow of the Hong Kong Association of Computer Education. A Justice of the Peace, Ms. Tsui is currently a Wan Chai District Councillor and was formerly a Councillor of Urban Council and Provisional Urban Council. She is Chairman of Hong Kong Chinese Orchestra and a member of several public service bodies, including Broadcasting Authority, *Licensing Appeals Board*, Council for The AIDs Trust Fund and Small and Medium Enterprises Committee. She was selected one of the Ten Outstanding Young Persons in Hong Kong 1981 and awarded IT Achiever of the Year 1992 and Member of the Most Excellent *Order of the British Empire in* 1997.

HUI Ki On GBS, CBE, QPM, CPM

Independent Non-Executive Director, aged 59. Mr. Hui was previously commissioner of Police in Hong Kong from 1994 to January 2001. Mr. Hui had service with the Police Force since 1963. During his police career, Mr. Hui had been awarded the Baton of Honor, the Commissioner's Commendation, the Colonial Police Medal for Meritorious Service, the Queen's Police Medal, *the Colonial and HKSAR Police Long Service Medals and the CBE. In* 2001, he was awarded the Gold Bauhinia Gold Star Medal by the Hong Kong Administrative Region Government. Mr. Hui is also a member of the Scout Association of Hong Kong and is currently the Assistant Chief Commissioner (International and Liaison) of the Association. He is an advisor to the Board of Directors of Securicor Asia, the Vice-Chairman of The Hong Kong Football Association Ltd, and the Group Director, General Affairs of K. Wah Group.


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CAPTAINO



Eric YEUNG (left) **Rossetti CHUNG (middle left)** **Winnie J.NG (centre)** **Amanda LUI (middle right)** **Thomas MAK (right)**

Senior Executives

Name	Position held in the Group	Year joined the Group
Winnie J. NG	Group Managing Director	Inception
Amanda LUI Yee Fai	Director & Chief Operations Officer	Inception
Eric YEUNG Chun Yiu	Chief Programme Officer	Oct 2000
Rossetti CHUNG Tam Ling	Chief Marketing & Sales Officer	Feb 2001
Thomas MAK Hing Keung	Chief Financial Officer and Company Secretary	Jun 2001

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2002.

Principal activities

The principal activity of the Company is investment holding and the Group is principally engaged in provision of media sales and management services for the Multi-media On-board ("MMOB") business and the operation of media advertising management services through marketing advertising spaces on transit vehicle exteriors, shelters and outdoor signages.

Particulars of the Company's principal subsidiaries are set out in note 16 on the financial statements. Analysis of the principal activities of the operations of the Company and its subsidiaries during the financial year are set out in note 12 on the financial statements.

Financial statements

The profit of the Group for the year ended 31 December 2002 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 44 to 67 of this annual report.

Dividend

The Directors have resolved to recommend a final dividend of HK2 cents per share (2001: HK3.8 cents per share with scrip option) in respect of the year ended 31 December 2002 to the shareholders whose name appear on the Register of Members on Tuesday, 6 May 2003.

Charitable donations

Charitable donations made by the Group during the year amounted to HK$ Nil (2001: HK$1,101,000).

Fixed assets

Details of movements in fixed assets during the year are set out in note 13 on the financial statements.

Share capital

Details of the movements in share capital of the Company during the year are set out in note 27 on the financial statements.

Reserves

Details of movements in the reserve of the Group and the Company during the year are set out in note 28 on the financial statements.

Directors

The Directors during the financial year and up to the date of this report were:

John CHAN Cho Chak, GBS, JP	Chairman
Norman LEUNG Nai Pang, GBS, JP	*Deputy Chairman*
Winnie J. NG	Group Managing Director
MAK Chun Keung	
Amanda LUI Yee Fai	
James Conrad LOUEY	
Anthony NG	
Michael WONG Yick-kam	
LAU Mei Mui, May	appointed on 8 March 2002
Carlye Wai-Ling TSUI, MBE, JP*	
HUI Ki-On, GBS, CBE, QPM, CPM*	
LAU Shung Oi, Susanna	Alternate Director to Mr Michael WONG Yick-kam

(* Independent Non-Executive Director)

In accordance with Bye-Law 87, Ms Amanda LUI Yee Fai, Mr Michael WONG Yick-kam and Ms Carlye Wai-Ling TSUI retire from the board by rotation and, being eligible, offer themselves for re-election.

Brief biographical details of the Directors of the Company are set out on pages 33 to 36 of this annual report.


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CAPTAINO

Directors' interests in securities

At 31 December 2002 the interests of the following Directors in the securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register required to be kept pursuant to Section 29 of the SDI Ordinance or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(a) Directors' interests in shares of the Company

The Directors of the Company who held office at 31 December 2002 had the following interests in the issued share capital of the Company at that date as recorded in the register of Directors' interests in shares:

	Ordinary shares of HK$0.1 each				
Name of Directors	Personal interests	Family interests	Corporate interests	Other interests	Total
Winnie J. NG	1,000,000	-	-	-	1,000,000
James Conrad LOUEY	283,500	300,000	-	-	583,500
Anthony NG (Note)	-	-	112,494	-	112,494

Note: Mr Anthony NG is the beneficial owner of one-third of the entire issued share capital of Si Chong Investment Company Limited ("Si Chong") which holds 112,494 shares and is deemed to be interested in the same number of shares held by Si Chong by virtue of the SDI Ordinance.

(b) Directors' interests in associated corporation

		Number of shares in associated corporation				
Name of Directors	Name of associated corporation	Personal interests	Family interests	Corporate interests	Other interests	Total
John CHAN Cho Chak	KMB	2,000	-	-	-	2,000
Winnie J. NG (Note 1)	KMB	41,416	-	-	19,226,233	19,267,649
James Conrad LOUEY	KMB	13,929	-	-	-	13,929
Anthony NG (Notes 1 & 2)	KMB	233,954	-	1,774,376	19,226,233	21,234,563

Notes:

1. Each of Ms Winnie J. NG and Mr Anthony NG has interest, as a potential beneficiary, in certain private trusts which beneficially held 19,226,233 shares in The Kowloon Motor Bus Holdings Limited ("KMB").
2. Mr Anthony NG is the beneficial owner of one-third of the entire issued share capital in Si Chong which held 1,774,376 shares in KMB and is deemed to be interested in the same number of shares in KMB held by Si Chong by virtue of the SDI Ordinance.

Save as disclosed herein, at 31 December 2002, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company or its associated corporations as required to be recorded in the register maintained under Section 29 of the SDI Ordinance or as notified to the Company and the Stock Exchange.

(c) Directors' right to subscribe shares

Details of Directors' right to acquire shares of the Company are set out in the section "Share option schemes" below.

Directors' service contracts

No Director proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

Directors' interests in contracts

No contract of significance to which the Company, its holding companies, subsidiaries or fellow subsidiaries was a party, in which a Director of the Company had a material interest subsisted at the end of the year or at any time during the year.

Substantial interests in the share capital of the Company

At 31 December 2002, the register required to be kept under Section 16(1) of the SDI Ordinance showed that the Company had been notified of the following interests in the Company's issued share capital being 10% or more of the shares in issue:

Name	Number of shares
KMB Resources Limited	728,127,410
KMB (note)	728,127,410

Note: As KMB Resources Limited ("KMB Resources") is a wholly-owned subsidiary of KMB, which in turn holds 73.01% of the entire issued share capital in the Company, KMB is deemed to be interested in the same number of shares held by KMB Resources under the SDI Ordinance.

Share option schemes

The Company has two share option schemes, Pre-Listing Share Option Scheme and Share Option Scheme, which were adopted on 7 June 2001. Under which the Directors may, at their discretion, offer any employee (including any Directors) of the Company or any of its wholly-owned subsidiaries options to subscribe for shares in the Company to recognise his/her contributions to the growth of the Group, subject to the terms and conditions stipulated in the schemes.

The total number of securities available for issue under the Pre-Listing Share Option Scheme and the Share Option Scheme as at 31 December 2002 was 21,861,000 shares and 18,240,000 shares respectively which represented 4% of the issued share capital of the Company at 31 December 2002. In respect of the maximum entitlement of each participant under the schemes, the number of securities issued and to be issued upon exercise of the options granted to each participant in any 12 month period is limited to 1% of the Company's ordinary shares in issue.

At 31 December 2002, the Directors and employees of the Company had the following interests in options to subscribe for shares of the Company (market value per share at 31 December 2002 is HK$1.23) granted for nil consideration under the share option schemes of the Company. Each option gives the holder the right to subscribe for one share. The options granted are not recognised in the financial statements until they are exercised.

(a) Pre-Listing Share Option Scheme

Directors	Number of options outstanding at beginning of the year	Number of options outstanding at end of the year	Number of shares acquired on exercise of options during the year	Exercise price per share	Market value per share at date of grant of options	Weighted average closing market value per share on exercise of options
John CHAN Cho Chak	2,380,000	2,380,000	Nil	HK$1.80	Note 2	-
Norman LEUNG Nai Pang	2,380,000	2,380,000	Nil	HK$1.80	Note 2	-
Winnie J. NG	3,380,000	3,380,000	Nil	HK$1.80	Note 2	-
MAK Chun Keung	2,380,000	2,380,000	Nil	HK$1.80	Note 2	-
Amanda LUI Yee Fai	2,380,000	2,380,000	Nil	HK$1.80	Note 2	-
James Conrad LOUEY	128,000	128,000	Nil	HK$1.80	Note 2	-
Employees and other	15,030,000	8,833,000	4,349,000	HK$1.80	Note 2	HK$2.39


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CAPTAINO
UNITED COLORS
OF BENETTON

The above options were granted on 26 June 2001 and are exercisable during the period from 28 December 2001 to 27 December 2003 (Note 1). 1,848,000 options have lapsed during the year because the grantees ceased their employment with the Group. 4,349,000 options have been exercised during the year.

(b) Options granted on 11 March 2002

Directors	Number of options outstanding at beginning of the year	Number of options outstanding at end of the year	Number of shares acquired on exercise of options during the year	Exercise price per share	Market value per share at date of grant of options	Weighted average closing market value per share on exercise of options
Winnie J. NG	-	3,800,000	Nil	HK$2.25	HK$2.25	-
Amanda LUI Yee Fai	-	2,800,000	Nil	HK$2.25	HK$2.25	-
Employees	-	11,640,000	Nil	HK$2.25	HK$2.25	-

A total of 23,340,000 options was granted on 11 March 2002 and they are exercisable during the period from 12 March 2002 to 11 March 2005. 5,100,000 options have lapsed during the period from date of grant to 31 December 2002 because the grantees ceased employment with the Group.

Notes:

1. The exercise period of these options is two years commencing six months from 28 June 2001, ("the Listing Date") except that for grantees who were granted 1,000,000 or more options, they could (a) during the period from the beginning of the seventh month up to the end of the twelfth month from 28 June 2001 exercise up to 50% of the number of options that they have been granted under the Pre-Listing Share Option Scheme, and (b) exercise the remaining unexercised options after the end of the twelfth month from the Listing Date up to the end of the exercise period.
2. The exercise price is HK$1.80 per share representing 80% of the issue price of HK$2.25 per share pursuant to the Hong Kong Offering and the International Placing ("the Global Offering").

According to the Black-Scholes model (Note), the total value of the options granted under the Share Option Scheme during the year was estimated at HK$23,510,620 as at 11 March 2002 with the following variables and assumptions:

(1) Risk free rate : 5.903%

(2) Expected volatility : 66.49%

(3) Expected dividend yield : 1.7%

(4) Expected life of the options : 3 years

Note: The Black-Scholes model is developed to estimate the fair value of publicly trade options that have no vesting restriction and are fully transferable. The model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option. The model does not necessarily provide a reliable measure of the fair value of the options.

Apart from the foregoing, at no time during the year was the Company, its holding companies, subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Major customers and suppliers

Income attributable to the five largest customers of the Group accounted for less than 30% of the total income of the Group for the year.

Purchases attributable to the five largest suppliers of the Group accounted for less than 30% of the value of the Group's total purchases for the year.

At no time during the year, have the Directors, their associates or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) had any interests in these major customers and suppliers.

Purchase, sale or redemption of the Company's shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Bank loans

Particulars of bank loans of the Company and the Group at 31 December 2002 are set out in note 24 on the financial statements.

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Bye-Laws and the Law in Bermuda.

Senior management profiles

Brief biographical details of the members of senior management of the Company are set out on pages 33 to 37 of this annual report.

Five year summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 32 of this annual report.

Compliance with the Code of Best Practice

The Company has complied throughout the year with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules, except that the independent Non-Executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Bye-Laws of the Company.

Audit Committee

The Audit Committee comprises Deputy Chairman and two independent Non-Executive Directors and reports to the Board of Directors. The Audit Committee meets with Group's senior management and external auditors regularly to review the effectiveness of the internal control systems and the interim and annual reports of the Group.

Auditors

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board

John CHAN Cho Chak
Chairman
Hong Kong, 19 March 2003


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KPMG

Auditors' report to the shareholders of RoadShow Holdings Limited

(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 44 to 67 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 19 March 2003

Consolidated income statement for the year ended 31 December 2002

(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000 Restated
Turnover	3	155,054	288,823
Other revenue	4	18,300	12,471
Total operating revenue		173,354	301,294
Operating expenses			
Licence and royalty fees		7,321	5,806
Cost of inventories		3,332	4,335
Depreciation and amortisation		19,219	18,682
Staff expenditure	5(b)	28,309	30,723
Other operating expenses		44,912	39,913
Total operating expenses		103,093	99,459
Profit from operations		70,261	201,835
Finance costs		(143)	-
Share of profit of associate		1,081	-
Profit from ordinary activities before taxation	5(a)	71,199	201,835
Income tax expense	6(a)	(7,664)	(34,650)
Profit from ordinary activities after taxation		63,535	167,185
Minority interests		(8,508)	(8,890)
Profit attributable to shareholders	9	55,027	158,295
Dividend:	10		
Final dividend proposed after the balance sheet date		19,947	37,304
Earnings per share (in Hong Kong cents)			
Basic	11(a)	5.56	19.08
Diluted	11(b)	5.56	N/A

The notes on pages 47 to 67 form part of these financial statements.

Consolidated balance sheet at 31 December 2002

(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000 Restated
Non-current assets			
Fixed assets	13	104,193	121,750
Goodwill	14	33,317	-
Non-current prepayments	15	101,040	-
Interest in associate	17	57,765	-
		296,315	121,750
Current assets			
Inventories	18	1,586	931
Amount due from ultimate holding company	19	2,097	39,727
Accounts receivable	20	92,407	183,180
Other receivables and deposits		3,310	2,738
Prepayments	21	37,885	-
Cash and cash equivalents	22	509,011	562,346
Pledged bank deposit	24	100,000	-
		746,296	788,922
Current liabilities			
Accounts payable	23	5,477	2,234
Other payables and accruals		21,805	18,113
Bank loans	24	128,000	-
Taxation	6(b)	257	17,316
		155,539	37,663
Net current assets		590,757	751,259
Total assets less current liabilities		887,072	873,009
Non-current liabilities			
Deferred taxation	25	15,901	18,792
Minority interests		7,777	6,706
Net assets		863,394	847,511
Capital and reserves			
Share capital	27	99,737	98,169
Reserves	28	763,657	749,342
		863,394	847,511

Approved and authorised for issue by the Board of Directors on 19 March 2003

John CHAN Cho Chak
Chairman

Winnie J. NG
Group Managing Director


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UNITED COLORS
OF BENETTON

Balance sheet at 31 December 2002

(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000
Non-current asset			
Investments in subsidiaries	16	62,835	62,835
Current assets			
Amount due from ultimate holding company	19	3,394	938
Amounts due from subsidiaries		242,923	144,139
Deposits and prepayments		641	887
Cash and cash equivalents	22	479,130	530,926
Pledged bank deposit	24	100,000	-
		826,088	676,890
Current liabilities			
Amounts due to subsidiaries		14,211	33,477
Other payables and accruals		2,047	4,501
Bank loans	24	128,000	-
		144,258	37,978
Net current assets		681,830	638,912
Net assets		744,665	701,747
Capital and reserves			
Share capital	27	99,737	98,169
Reserves	28	644,928	603,578
		744,665	701,747

Approved and authorised for issue by the Board of Directors on 19 March 2003

John CHAN Cho Chak
Chairman

Winnie J. NG
Group Managing Director

Consolidated statement of changes in equity for the year ended 31 December 2002

(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000
Shareholders' equity at 1 January			
- as previously reported		865,201	57,036
- prior period adjustment arising from change in accounting policy for deferred tax liabilities		(17,690)	(877)
- as restated		847,511	56,159
Exchange differences on translation of the financial statements of foreign entities		(1)	-
Net loss not recognised in the income statement		(1)	-
Profit for the year:			
- as previously reported			175,108
- prior period adjustment arising from change in accounting policy for deferred tax liabilities			(16,813)
Profit for the year (2001: as restated)		55,027	158,295
Final dividend approved in respect of previous financial year		(37,392)	-
Movements in share capital:			
- Issue of share capital		-	633,257
- Shares issued in lieu of cash dividend		29,228	-
- Shares issued under the Share Option Schemes		7,810	-
- Reorganisation adjustment		-	(200)
- Adjustment on allotment of shares to KMB Resources	28	(38,789)	-
Net (decrease)/increase in shareholders' equity arising from capital transactions with shareholders		(1,751)	633,057
Shareholders' equity at 31 December		863,394	847,511

The notes on pages 47 to 67 form part of these financial statements.

Consolidated cash flow statement for the year ended 31 December 2002

(Expressed in Hong Kong dollars)

	Note	2002 $'000	2001 $'000 Restated
Operating activities			
Profit from ordinary activities before taxation		71,199	201,835
Adjustments for:			
- Finance costs		143	-
- Share of profit of associate		(1,081)	-
- Interest income		(9,094)	(11,735)
- Depreciation and amortisation		19,219	18,682
- Loss on disposal of fixed assets		61	81
Operating profit before changes in working capital		80,447	208,863
Increase in non-current prepayments		(101,040)	-
Increase in inventories		(563)	(59)
Increase in amount due from ultimate holding company		(1,159)	(3,169)
Decrease/ (increase) in accounts receivable		90,773	(167,845)
Increase in other receivables and deposits		(384)	(641)
Increase in prepayments		(37,885)	-
(Decrease) / increase in accounts payable		(498)	323
Decrease in advertising deposits received		-	(1,229)
Increase in other payables and accruals		3,032	12,256
Cash generated from operations		32,723	48,499
Interest received		556	460
Tax paid			
PRC income tax paid		(380)	-
Hong Kong Profits Tax paid		(26,561)	(1,526)
Net cash from operating activities		6,338	47,433

	Note	2002 $'000	2001 $'000 Restated
Investing activities			
Payment for purchases of fixed assets		(473)	(134,055)
Proceeds from sales of fixed assets		14	-
Loan to associate		(12,258)	-
Capital injection to associate		(42,234)	-
Payment for purchase of subsidiaries, net of cash acquired	29(b)	(33,383)	-
Interest received		8,489	11,275
Net cash used in investing activities		(79,845)	(122,780)
Financing activities			
Placement of pledged bank deposit		(100,000)	-
Proceeds from new bank loans		128,000	-
Proceeds from shares issued to KMB Resources		-	95,000
Net proceeds from the Global Offering		-	489,246
Proceeds from shares issued under over allotment		-	48,811
Proceeds from shares issued under the Share Option Schemes		7,810	-
Interest paid		(143)	-
Dividend paid		(8,164)	(10,000)
Dividend paid to minority shareholder		(7,331)	(2,481)
Cash generated from financing activities		20,172	620,576
Net (decrease)/increase in cash and cash equivalents		(53,335)	545,229
Cash and cash equivalents at 1 January		562,346	17,117
Cash and cash equivalents at 31 December	22	509,011	562,346

The notes on pages 47 to 67 form part of these financial statements.


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Notes on the financial statements

(Expressed in Hong Kong dollars)

1 Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. In preparing these financial statements, the Group has opted to adopt SSAP 12 "Income taxes" issued in August 2002, which is mandatory for accounting periods beginning on or after 1 January 2003, instead of SSAP 12 "Accounting for deferred tax" issued in 1987. The presentation of these financial statements also complies with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost.

(c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December of each year.

(d) Investments in subsidiaries

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company.

(e) Interest in associate

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the investor, in which case it is stated at fair value with changes in fair value recognised in the consolidated income statement as they arise. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates for the year, including any amortisation of positive goodwill charged during the year in accordance with note 1(f).

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the income statement.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 1(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the investor.

(f) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(i)).

(g) Fixed assets

Fixed assets are stated in the balance sheet at cost less accumulated depreciation (see note 1(h)) and impairment losses (see note 1(i)).

Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal.

(h) Depreciation

Depreciation is calculated to write off the cost of fixed assets on a straight-line basis over their estimated useful lives as follows:

Audio and visual equipment	5 - 7 years
Hardware and software	5 years
Furniture and fixtures	7 years
Motor vehicles	5 years

Audio and visual equipment under installation is stated at cost. No depreciation is provided in respect of the fixed assets under installation until substantially all the activities necessary to prepare the assets for its intended use are complete and they are ready for effective use.

During the year, there was a change in accounting estimate in respect of the estimated useful lives of audio and visual equipment and as a result depreciation for the year has been decreased by $7,823,000.

(i) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- fixed assets;
- investments in subsidiaries;
- interest in associate; and
- positive goodwill.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed


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only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(j) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) Income from multi-media sales and sponsorship income is recognised when the related advertisements are telecasted or commercials appear before the public. Revenue is stated net of agency commission and rebate.

(ii) Fee income from media sales management and administrative services is recognised when the related services are rendered.

(iii) Revenue from sale of merchandise is recognised when the merchandise is delivered at the customers' premises which is taken to be the point in time when the customer has accepted the merchandise and the related risks and rewards of ownership. Revenue is stated net of trade discounts.

(iv) Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(v) When goods or services are exchanged or swapped for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. Such revenue, together with the relevant expenses are measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, such revenue and expenses are measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

When goods or services are exchanged or swapped for similar goods or services, the exchange is not regarded as a transaction which generates revenue. No revenue or expenses are recognised in the income statement.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the first-in-first-out cost method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) Programming library

Programming library consists of commissioned programming and contracted programming cost in respect of programming rights of presentation. Expenditure on contracted programme is charged to the income statement on a straight-line basis over the licence period. Current programmes are written off in the period in which they are incurred.

(m) Accounts receivable

Accounts receivable are recognised and carried in the consolidated balance sheet net of provisions for doubtful debts which are made to the extent that the debts are considered to be doubtful by the Directors.

(n) Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(o) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using the tax rate ruling at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. When the initial recognition of assets or liabilities which affect neither accounting profit nor taxable profit or loss, no deferred tax is provided for.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(p) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q) Operating leases

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

(r) Employee benefits

Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognised as an expense in the income statement as incurred.

(s) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.


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The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(t) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(u) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen geographical segment information as the primary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

Unallocated items mainly comprise financial and corporate assets, corporate expenses and minority interests.

2 Changes in accounting policies

(a) Deferred tax assets and liabilities

In prior years, deferred taxation was provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. The Group has opted for the early adoption of SSAP 12 "Income taxes" with effect from 1 January 2002. The new accounting policy of income tax has been set out in note 1(o).

As a result of the adoption of this accounting policy, the profit for the year has been increased by $2,719,000 (2001: decreased by $16,813,000) and the net assets as at the year end have been decreased by $14,971,000 (2001: decreased by $17,690,000). The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and the comparative information adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity.

(b) Segment reporting

In previous years, business segments were chosen by the Group as the primary reporting format. With effect from 1 January 2002, the Group has determined that geographical segments be adopted as the primary reporting format and business segments as the secondary reporting format in accordance with the Group's future business strategies.

3 Turnover

The Group is principally engaged in the provision of media sales and management services for MMOB business and the operation of media advertising management services through marketing advertising spaces on transit vehicle exteriors, shelters and outdoor signages.

Turnover comprise income from media sales and management business, net of agency commission and rebate.

4 Other revenue

	2002 $'000	2001 $'000
Sales of merchandise	6,149	-
Interest income from bank deposits	9,094	11,735
Repainting fee income	-	22
Sundry revenue	3,057	714
	18,300	12,471

5 Profit from ordinary activities before taxation

(a) Profit from ordinary activities before taxation is arrived at after charging:

	2002 $'000	2001 $'000
Production cost	11,037	11,300
Contribution to defined contribution scheme	1,497	1,321
Auditors' remuneration	1,560	1,560
Operating lease charges - land and buildings	1,494	1,275
Provision for doubtful debts	2,200	7,500
Depreciation	18,634	18,682
Amortisation of goodwill	585	-
Programming cost	7,112	-
Interest on bank loans	143	-

(b) Staff expenditure of $3,688,000, relating to the acquisition of subsidiaries, have been capitalised in the cost of investments in subsidiaries.

6 Taxation

(a) Taxation in the consolidated income statement represents:

	2002 $'000	2001 $'000 Restated
Current tax expense		
Hong Kong Profits Tax for current year	10,125	16,778
(Over)/under provision in respect of prior years	(1,887)	2
	8,238	16,780
Provision for PRC income tax	2,317	-
	10,555	16,780
Deferred tax expense		
Reversal and origination of temporary differences	(2,891)	17,870
Total income tax expense in income statement	7,664	34,650
Reconciliation of effective tax rate		
Profit from ordinary activities before taxation	71,199	201,835
Income tax using the Hong Kong Profits Tax rate of 16%	11,392	32,294
Effect of PRC tax rates	1,377	-
Non-deductible expenses	94	-
Tax exempt revenues	(1,801)	(1,878)
(Over)/under provision of tax in prior years	(1,887)	2
Others	(1,511)	4,232
	7,664	34,650

The provision for Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year ended 31 December 2002. Taxation for the People's Republic of China ("PRC") subsidiaries is charged at the appropriate current rates of taxation ruling in the PRC.



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(b) Taxation in the consolidated balance sheet represents:

	The Group	
	2002 $'000	2001 $'000
Provision for Hong Kong Profits Tax for the year	10,125	16,778
Provisional Profits Tax paid	(11,138)	(440)
	(1,013)	16,338
Balance of Profits Tax provision relating to prior years	6	978
	(1,007)	17,316
PRC income tax payable	1,264	-
	257	17,316

7 Directors' remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2002 $'000	2001 $'000
Fees	598	455
Salary, allowances and other benefits	3,405	2,252
Retirement benefit contributions	54	159
	4,057	2,866

Included in the Directors' remuneration were fees and other emoluments of $118,000 (2001: $94,000) paid to the independent Non-Executive Directors during the year.

In addition to the above remuneration, certain Directors were granted share options under the Company's Share Option Schemes. The details of these benefits in kind are disclosed under the paragraph "Share option schemes" in the Report of the Directors and note 26.

The remuneration of the Directors is within the following bands:

	Number of Directors	
	2002	2001
$Nil - $1,000,000	9	8
$1,000,001 - $2,000,000	2	2

Save as disclosed above, no Directors' remuneration has been paid or is payable by the Group during the year. There was no arrangement under which a Director waived or agreed to waive any remuneration during the year.

8 Individuals with highest emoluments

The five highest paid individuals of the Group include one (2001: one) Director of the Company whose remuneration is reflected in the analysis presented above. Details of emoluments paid by the Group to the remaining highest paid individuals are set out below:

	2002 $'000	2001 $'000
Salary, allowances and other benefits	7,095	5,872
Retirement benefit contributions	336	237
	7,431	6,109

The emoluments of these remaining highest paid individuals fall within the following bands:

	Number of individuals	
	2002	2001
$Nil - $1,000,000	-	-
$1,000,001 - $1,500,000	-	3
$1,500,001 - $2,000,000	3	1
$2,000,001 - $2,500,000	1	-

During the year, no emoluments were paid by the Group to the Directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

9 Profit attributable to shareholders

The consolidated profit attributable to shareholders includes a profit of $43,272,000 (2001: $5,855,000) which has been dealt with in the financial statements of the Company.

10 Dividends

(a) Dividend attributable to the year

	2002 $'000	2001 $'000
Final dividend proposed after the balance sheet date of HK2 cents per share (2001: HK3.8 cents per share)	19,947	37,304

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividend attributable to the previous year

	2002 $'000	2001 $'000
Final dividend in respect of previous year on exercised share options	88	-
Final dividend in respect of previous year of HK3.8 cents per share approved and paid during the year	37,304	-
	37,392	-

11 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders of $55,027,000 (2001 as restated: $158,295,000) and the weighted average of 990,282,540 ordinary shares (2001: 829,459,995 shares) in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to shareholders of $55,027,000 and the weighted average number of ordinary shares of 990,440,490 shares after adjusting for the effects of all dilutive potential ordinary shares.

The diluted earnings per shares for the year ended 31 December 2001 is not presented as the potential ordinary shares in respect of the outstanding options were anti-dilutive. The exercise of the share options would not have any dilutive effect on the earnings per share for the year ended 31 December 2001.

(c) Reconciliation

	2002 Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	990,282,540
Deemed issue of ordinary shares for no consideration	157,950
Weighted average number of ordinary shares used in calculating diluted earnings per share	990,440,490

12 Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. Geographical segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.


RoadShow






CAPTAINO
UNITED COLORS
OF BENETTON.

Geographical segments

The Group comprises the following main geographical segments:

Hong Kong : Provision of media sales and management services

Mainland China : Provision of media sales and management services

There are no sales between the geographical segments.

	Hong Kong		Mainland China		Group	
	2002 $'000	2001 $'000 Restated	2002 $'000	2001 $'000 Restated	2002 $'000	2001 $'000 Restated
Revenue from external customers	145,433	288,823	9,621	-	155,054	288,823
Other revenue	6,745	526	-	-	6,745	526
Total revenue	152,178	289,349	9,621	-	161,799	289,349
Segment result	56,116	195,611	6,842	-	62,958	195,611
Unallocated operating income and expenses					7,303	6,224
Finance costs					(143)	-
Share of profit of associate	-	-	1,081	-	1,081	-
Income tax expense					(7,664)	(34,650)
Minority interests					(8,508)	(8,890)
Profit attributable to shareholders					55,027	158,295
Depreciation and amortisation for the year	19,117	18,682	102	-	19,219	18,682
Significant non-cash expenses (other than depreciation and amortisation)	2,261	7,581	-	-	2,261	7,581
Segment assets	292,496	319,913	1,330	-	293,826	319,913
Investment in associate	-	-	57,765	-	57,765	-
Unallocated assets					691,020	590,759
Total assets					1,042,611	910,672
Segment liabilities	24,432	22,670	2,850	-	27,282	22,670
Unallocated liabilities					144,158	33,785
Total liabilities					171,440	56,455
Capital expenditure incurred during the year	460	133,765	679	-	1,139	133,765

Business segments

The Group's turnover and operating profit are almost entirely derived from media sales and management services. Accordingly, no analysis by business segment is provided.

13 Fixed assets

	The Group				
	Audio and visual equipment $'000	Hardware and software $'000	Furniture and fixtures $'000	Motor vehicles $'000	Total $'000
Cost:					
At 1 January 2002	140,149	116	383	-	140,648
Additions					
- through acquisition of subsidiaries	-	-	267	705	972
- others	460	2	11	-	473
Disposals	(88)	-	-	-	(88)
At 31 December 2002	140,521	118	661	705	142,005
Accumulated depreciation:					
At 1 January 2002	18,833	11	54	-	18,898
Through acquisition of subsidiaries	-	-	189	104	293
Charge for the year	18,453	23	77	81	18,634
Written back on disposal	(13)	-	-	-	(13)
At 31 December 2002	37,273	34	320	185	37,812
Net book value:					
At 31 December 2002	103,248	84	341	520	104,193
At 31 December 2001	121,316	105	329	-	121,750


RoadShow






CAPTAINO
UNITED COLORS
OF BENETTON.

14 Goodwill

	Positive goodwill $'000
Cost:	
Addition arising on acquisition of subsidiaries	33,902
At 31 December 2002	33,902
Accumulated amortisation:	
Amortisation for the year	585
At 31 December 2002	585
Carrying value:	
At 31 December 2002	33,317
At 31 December 2001	-

15 Non-current prepayments

Non-current prepayments consisted of deposit for long-term investment, advance payments for concession and rights for advertising and media programme placement on transit vehicles and transit network furniture.

16 Investments in subsidiaries

	2002 $'000	2001 $'000
Unlisted shares, at cost	62,835	62,835

All of these are controlled subsidiaries as defined under note 1(d) and have been consolidated into the Group's financial statements.

Details of the principal subsidiaries are as follows:

Name of the company	Place of incorporation/ operation	Particulars of issued and paid up capital	Attributable equity interest %		Principal activity
			direct	indirect	
AdSociety Advertising Agency Company Limited	Hong Kong	HK$2	-	100	Investment holding
Bus Focus Limited	The British Virgin Islands/ Hong Kong	US$100	-	60	Provision of media sales service for advertising on transit vehicle shelters
CityVision Limited	Hong Kong	HK$10,000	-	90	Operation of multi-media on-board business on transit vehicles
Expert Plus Holdings Limited	The British Virgin Islands/ Hong Kong	US$1	-	100	Investment holding
K-Creations Limited	Hong Kong	HK$2	-	100	Trading of bus souvenir
KM-Vision Limited	Hong Kong	HK$10,000	-	95	Operation of multi-media on-board business on transit vehicles
LW-Vision Limited	Hong Kong	HK$10,000	-	95	Operation of multi-media on-board business on transit vehicles
MB-Vision Limited	Hong Kong	HK$2	-	100	Operation of multi-media on-board business on transit vehicles
RoadShow Creations Limited	Hong Kong	HK$2	-	100	Trading of souvenir
RoadShow Media Holdings Limited	The British Virgin Islands/ Hong Kong	US$1	-	100	Investment holding


RoadShow






CAPTAINO
UNITED COLORS
OF BENETTON.

Details of the principal subsidiaries are as follows (continued):

Name of the company	Place of incorporation/ operation	Particulars of issued and paid up capital	Attributable equity interest %		Principal activity
			direct	indirect	
RoadShow Media Limited	Hong Kong	HK$2	-	100	Provision of media sales and management services for advertising on transit vehicle exteriors and shelters, and for the multi-media on-board business
RoadShow Productions Holdings Limited	The British Virgin Islands/ Hong Kong	US$1	-	100	Investment holding
RoadShow Productions Limited	Hong Kong	HK$2	-	100	Production of content for multi-media on-board systems
RoadShow Resources Limited	The British Virgin Islands/ Hong Kong	US$1	100	-	Investment holding
RoadVision Holdings (China) Limited	The British Virgin Islands/ Hong Kong	US$1	-	100	Investment holding
RoadVision Holdings Limited	The British Virgin Islands/ Hong Kong	US$2	-	100	Investment holding
RSG Resources Limited	Hong Kong	HK$2	-	100	Provision of employment agency services

On 31 December 2002, the Group acquired 100% interest in AdSociety Advertising Agency Company Limited and 100% interest in Expert Plus Holdings Limited. As a result, the Group's profit for the year and the net assets as at the year end have both been increased by $2,274,000.

17 Interest in associate

	The Group	
	2002 $'000	2001 $'000
Share of net assets	45,458	-
Loan to associate	12,258	-
Amount due from associate	49	-
	57,765	-

Name of the company	Form of business structure	Place of incorporation and operation	Attributable equity interest % indirect	Principal activity
AdSociety Daye Advertising Company Limited	Sino-foreign equity joint venture	The People's Republic of China	49	Provision of full range of advertising services

18 Inventories

All of the inventories are expected to be recovered within one year.

19 Amount due from ultimate holding company

The amount is unsecured, interest-free, repayable on demand and represents normal trade receivables and payables.

20 Accounts receivable

Details of the ageing analysis of accounts receivable are as follows:

	The Group	
	2002 $'000	2001 $'000
Within one month	7,778	80,045
One to two months	4,996	42,304
Two to three months	2,621	39,836
More than three months	86,712	28,495
	102,107	190,680
Less: Provision for doubtful debts	(9,700)	(7,500)
	92,407	183,180

All of the accounts receivable are expected to be recovered within one year.

Customers of media sales business are generally granted credit terms of 90 days. Customers of merchandising business either pay cash or are generally granted credit terms of 30-90 days.

21 Prepayments

Amounts represent the current portion of non-current prepayments as described in note 15.


RoadShow






CAPTAINO
UNITED COLORS
OF BENETTON.

22 Cash and cash equivalents

	The Group		The Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Deposits with banks	495,487	557,382	479,112	529,921
Cash at bank and in hand	13,524	4,964	18	1,005
	509,011	562,346	479,130	530,926

23 Accounts payable

Details of the ageing analysis of accounts payable are as follows:

	The Group	
	2002 $'000	2001 $'000
Within one month	5,477	2,234

All of the accounts payable are expected to be settled within one year.

24 Bank loans and pledged bank deposit

At 31 December 2002, the bank loans were payable as follows:

	The Group		The Company	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000
Within 1 year or on demand	128,000	-	128,000	-

At 31 December 2002, the bank loans were secured as follows:

Bank loans				
- secured	100,000	-	100,000	-
- unsecured	28,000	-	28,000	-
	128,000	-	128,000	-

At 31 December 2002 the banking facilities amounted to $200,000,000 (2001: $Nil). The Group had bank loans amounting to $128,000,000, of which loans totalling $100,000,000 were secured by fixed deposits placed with the bank .

25 Deferred taxation

(a) The deferred tax liabilities are attributable to the following items:

	The Group	
	2002 $'000	2001 $'000 Restated
Fixed assets	15,901	18,792

(b) Movements in temporary differences multiplied by the applicable tax rate during the year:

	At 1 January 2002 $'000	Recognised in income statement $'000	At 31 December 2002 $'000
Fixed assets	18,792	(2,891)	15,901

26 Equity compensation benefits

The Company has two share option schemes which were adopted on 7 June 2001 as described in Appendix VI of the prospectus dated 19 June 2001 issued by the Company whereby the Directors of the Company are authorised, at their discretion, to invite employees of the Group, including Directors of any Company in the Group, to take up options to subscribe for shares of the Company.

For options granted before 1 September 2001, the exercise price of the options was determined by the Board and was the higher of the nominal value of the shares and will not be less than 80% of the average closing price of the shares on the Stock Exchange for the five business days immediately preceding the date of grant. For options granted after 1 September 2001, the exercise price of the options is the highest of the nominal value of the shares, the closing price of the shares on the Stock Exchange on the date of the grant and the average closing price of the shares on the Stock Exchange for the five business *days immediately preceding the date of grant.*

Each option gives the holder the right to subscribe for one share.

(a) Movements in share options

	2002 Number ('000)	2001 Number ('000)
At 1 January	28,058	-
Granted	23,340	28,579
Exercised	(4,349)	-
Lapsed on grantees ceasing employment with the Group	(6,948)	(521)
At 31 December	40,101	28,058
Options vested at 31 December	40,101	28,058

(b) Terms of unexpired and unexercised share options at balance sheet date

Date granted	Exercise period	Exercise price	2002 Number ('000)	2001 Number ('000)
26 June 2001	28 December 2001 to 27 December 2003	$1.80	21,861	28,058
11 March 2002	12 March 2002 to 11 March 2005	$2.25	18,240	-
			40,101	28,058

(c) Details of share options granted during the year, all of which were granted for nil consideration

Exercise period	Exercise price	2002 Number ('000)	2001 Number ('000)
28 December 2001 to 27 December 2003	$1.80	-	28,579
12 March 2002 to 11 March 2005	$2.25	23,340	-


RoadShow




KMB


CAPTAINO
ITED COLORS
BENETTON.

(d) Details of share options exercised during the year

Exercise dates	Exercise price	Weighted average closing market price per share	Proceeds received $'000	Number ('000)
Various	$1.80	$2.39	7,828	4,349

27 Share capital

	2002		2001	
	Number of shares ('000)	$'000	Number of shares ('000)	$'000
Authorised:				
Ordinary shares of $0.1 each	10,000,000	1,000,000	10,000,000	1,000,000

Issued and fully paid:

		Number of shares ('000)	$'000
At 1 January 2001			
Shares issued to KMB Resources		97,000	9,700
Shares issued under the Reorganisation		623,000	62,300
Shares issued under the Global Offering		240,000	24,000
Shares issued under the over-allotment option		21,694	2,169
At 31 December 2001		981,694	98,169
At 1 January 2002		981,694	98,169
Shares issued in lieu of cash dividend	(a)	11,322	1,133
Shares issued under the Share Option Schemes	(b)	4,349	435
At 31 December 2002		997,365	99,737

(a) On 28 June 2002, 11,322,332 shares were issued as fully paid new shares in lieu of a final cash dividend for the year ended 31 December 2001, at a value of $2.585 per share. The above fully paid new shares were issued under an optional scrip dividend scheme and $1,133,000 was credited to share capital and the balance of $28,136,000 was credited to the share premium account.

(b) During the year, options were exercised to subscribe for 4,349,000 shares in the Company at subscription price of $1.8 per share. The net consideration was $7,769,000 of which $435,000 was credited to share capital and the balance of $7,334,000 was credited to the share premium account.

28 Reserves

(a) The Group

	Share premium $'000	General reserve $'000	Contributed surplus $'000	Exchange reserve $'000	Retained profits $'000	Total $'000
At 1 January 2001 (as previously reported)	-	-	-	-	57,036	57,036
Prior period adjustment in respect of deferred taxation	-	-	-	-	(877)	(877)
As restated	-	-	-	-	56,159	56,159
Reorganisation adjustment	-	-	(200)	-	-	(200)
Profit attributable to shareholders (as restated)	-	-	-	-	158,295	158,295
Capital contribution by KMB Resources	85,500	-	-	-	-	85,500
Proceeds from Global Offering	516,000	-	-	-	-	516,000
Capitalisation issue	(62,300)	-	-	-	-	(62,300)
Global Offering expenses	(50,754)	-	-	-	-	(50,754)
Proceeds from the over allotment option	46,642	-	-	-	-	46,642
At 31 December 2001	535,088	-	(200)	-	214,454	749,342
At 1 January 2002 (as previously reported)	535,088	-	(200)	-	232,144	767,032
Prior period adjustment in respect of deferred taxation	-	-	-	-	(17,690)	(17,690)
As restated	535,088	-	(200)	-	214,454	749,342
Exchange differences on translation of the financial statements of foreign entities	-	-	-	(1)	-	(1)
Profit attributable to shareholders	-	-	-	-	55,027	55,027
Final dividend in respect of previous year	-	-	-	-	(37,392)	(37,392)
Shares issued in lieu of cash dividend	28,136	-	-	-	-	28,136
Net premium on shares issued under the Share Option Schemes	7,334	-	-	-	-	7,334
Adjustment on allotment of shares to KMB Resources (Note (f))	(38,789)	-	-	-	-	(38,789)
Transfer to general reserve	-	238	-	-	(238)	-
At 31 December 2002	531,769	238	(200)	(1)	231,851	763,657



RoadShow






CAPTAINO

(b) The Company

	Share premium $'000	Contributed surplus $'000	Retained profits $'000	Total $'000
At 1 January 2001	-	-	-	-
Reorganisation adjustment	-	62,635	-	62,635
Profit attributable to shareholders	-	-	5,855	5,855
Capital contribution by KMB Resources	85,500	-	-	85,500
Proceeds from Global Offering	516,000	-	-	516,000
Capitalisation issue	(62,300)	-	-	(62,300)
Global Offering expenses	(50,754)	-	-	(50,754)
Proceeds from the over allotment option	46,642	-	-	46,642
At 31 December 2001	535,088	62,635	5,855	603,578
At 1 January 2002	535,088	62,635	5,855	603,578
Profit attributable to shareholders	-	-	43,272	43,272
Final dividend in respect of previous year	-	-	(37,392)	(37,392)
Shares issued in lieu of cash dividend	28,136	-	-	28,136
Net premium on shares issued under the Share Option Schemes	7,334	-	-	7,334
Adjustment on allotment of shares to KMB Resources (Note (f))	(38,789)	-	38,789	-
At 31 December 2002	531,769	62,635	50,524	644,928

(c) The application of the share premium account is governed by sections 150 and 157 of the Company's Articles of Association and the Companies Act 1981 of Bermuda.

(d) Pursuant to a group reorganisation in 2001, the Company became the holding company of the Group. The excess of the consolidated net assets represented by the shares acquired over the nominal value of the shares issued by the Company in exchange under the Reorganisation in 2001 was transferred to contributed surplus. Under the Companies Act of Bermuda, contributed surplus is available for distribution to shareholders.

(e) At 31 December 2002, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately $74,370,000 (2001: $68,490,000).

(f) During the year ended 31 December 2001, the Company received $95,000,000 in settlement of $38,789,000 due from the ultimate holding company and for the allotment of 95,000,000 shares of $0.1 each to KMB Resources Limited. At the time of the allotment, $9,500,000 and $85,500,000 were recorded as share capital and share premium respectively. An adjustment has been made in the share premium account in the current year to reflect the net cash proceeds of $56,211,000 received for the allotment.

(g) General reserve is provided by each of the Group's PRC subsidiaries of 10% of the annual net income after tax, based on the subsidiary's PRC statutory financial statements.

The general reserve can be used to set off any accumulated losses or converted into paid-up capital of the respective subsidiary.

(h) Included in the figure for the Group's retained profits is an amount of $1,081,000 (2001: $Nil), being retained profit attributable to associates.

29 Notes on the consolidated cash flow statement

(a) Major non-cash transactions

The following payments were made by the ultimate holding company on the Group's behalf and were recorded as movements in the current account with the ultimate holding company:

	2002 $'000	2001 $'000
Hong Kong Profits Tax paid	-	(2,564)

(b) Acquisition of subsidiaries

	2002 $'000
Net assets acquired:	
Cash	2,933
Inventories	92
Fixed assets	679
Other receivables and deposits	189
Investment in associate	2,142
Accounts payable	(3,741)
Other payables and accruals	(515)
Taxation	673
Minority interests	(38)
Net identifiable assets and liabilities	2,414
Goodwill arising on consolidation	33,902
Total purchase price paid, satisfied in cash	36,316
Less: Cash of subsidiaries acquired	(2,933)
Net cash outflow in respect of the purchase of subsidiaries	33,383

30 Commitments

(a) Capital commitments

At 31 December 2002, the Group had the following capital commitments in relation to the purchase of fixed assets and investments not provided for in the financial statements:

	2002 $'000	2001 $'000
Contracted for	103,144	-
Authorised but not contracted for	236,000	173,000

(b) Operating lease commitments

At 31 December 2002, the total future minimum lease payments under non-cancellable operating leases in respect of land and buildings are payable as follows:

	2002 $'000	2001 $'000
Within 1 year	270	1,080

(c) Other commitments

An exclusive licence to conduct the media sales management in relation to bus shelters for a term up to 31 July 2007 has been granted to the Group. The Group has committed to pay a royalty fee on a pre-determined percentage of the net advertising rental received.

An exclusive right to conduct the media sales and management in relation to the exterior panels of the bus body and bus shelters for a term up to 31 May 2003 has been granted to the Group. The Group has committed to pay a licence fee on a pre-determined percentage of the net advertising rental received.

31 Retirement benefits scheme

The Group operates a Mandatory Provident Fund Scheme ("the MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000.


RoadShow






CAPTAINO
UNITED COLORS
OF BENETTON.

32 Material related party transactions

The Group is part of a larger group of companies under The Kowloon Motor Bus Holdings Limited ("KMB") and has significant transactions and relationships with members of the KMB Group. Related parties refer to enterprises over which KMB is able to exercise significant influence.

The principal recurring related party transactions with the KMB Group during the year, which were carried out in the ordinary course of business, are as follows:

	Note	2002 $'000	2001 $'000
Management and administration fee income	(i)	17,426	19,930
Licence and royalty fees paid for the right to sell advertising spaces on transit vehicle exteriors and shelters	(ii)	7,321	5,806
Rental expenses	(iii)	1,266	1,275

Notes:
(i) Fee income was earned for the provision of media sales management and administrative services to the KMB Group.
(ii) Licence and royalty fees were paid for selling advertising spaces on certain transit vehicle exteriors and certain transit vehicle shelters owned by the KMB Group.
(iii) The Group paid rental expenses to the KMB Group for leasing properties, computer equipment and software system, furniture and fixtures.

The Directors of the Company are of the opinion that the above related party transactions were conducted on normal commercial terms and in the ordinary course of business.

These transactions also constitute connected transactions under the Listing Rules.

33 Comparative figures

The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of SSAP15 (revised 2001) "Cash flow statements".

Certain comparative figures have also been adjusted as a result of changes in accounting policy for deferred taxation and segment reporting, details of which are set out in note 2.

34 Ultimate holding company

The Directors consider the ultimate holding company at 31 December 2002 to be The Kowloon Motor Bus Holdings Limited, which is incorporated in Bermuda and listed in Hong Kong.

Board of the Directors

John CHAN Cho Chak
GBS, JP, DBA (Hon), BA, DipMS
MIMgt, FCILT, FHKIoD
Chairman

Norman LEUNG Nai Pang
GBS, JP, BA
Deputy Chairman

Anthony NG
BS (Econ), MBA
(Richard Ivey School of Business,
University of Western Ontario)

MAK Chun Keung

Amanda LUI Yee Fai
BA

James Conrad LOUEY
BSc

Winnie J. NG
BA, MBA (Chicago)
Group Managing Director

Michael WONG Yick-kam
BBA, MBA

LAU Mei Mui, May

Carlye Wai-Ling TSUI*
MBE, JP, BA(Econ), FHKIoD, FBCS, FHKIE,
HonFACE

HUI Ki On*
GBS, CBE, QPM, CPM

LAU Shung Oi, Susanna
(Alternate Director to Mr Michael WONG
Yick-kam)

(* Independent Non-Executive Director)

Company Secretary

Thomas MAK Hing Keung
CA, FHKSA

Registered office

Clarendon House, 2 Church Street
Hamilton HM11, Bermuda

Principal office

No. 1, Po Lun Street
Lai Chi Kok, Kowloon
Hong Kong

Telephone: (852) 2746 5200
Facsimile: (852) 2744 7854
Internet:
http: //www.roadshow.com.hk/

Auditors

KPMG
8/F, Prince's Building
10 Chater Road, Central
Hong Kong

Registrars

Hong Kong
Computershare Hong Kong
Investor Services Limited
Shop 1712-1716,
17/F, Hopewell Centre
183 Queen's Road East
Hong Kong

Bermuda
Butterfield Corporate Services Limited
11 Rosebank Centre
Bermuda Road
Hamilton, Bermuda

Register of members

Book closed from 23 April 2003 to
6 May 2003 both dates inclusive

Annual general meeting

Date & Time:
6 May 2003 3:00 p.m.

Venue:
Great Eagle Hotel, Ballroom A,
8 Peking Road, Tsimshatsui,
Kowloon

Dividends

Interim:
Nil

Final (proposed):
HK 2 cents per share

太極

Tai Chi

Li Fai

High impact bus body
advertising extending the reach
of advertising campaigns.

Audio - video entertainment
and information viewed by
millions of passengers on
thousands of public transit
vehicles every day

Huahai Road
Lamplight Rainbow,
Shanghai


RoadShow
路訊通

RoadShow Holdings Limited
No.1 Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong

Kan & Lau Design Consultants
This Annual Report is printed on environment friendly paper

RoadShow 路訊通

(Incorporated in Bermuda with limited liability)
Hong Kong Principal Office
No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong

Proxy Form

Proxy Form for the Annual General Meeting of RoadShow Holdings Limited to be held at Great Eagle Hotel, Ballroom A, 8 Peking Road, Tsimshatsui, Kowloon, on Tuesday, 6 May 2003 at 3:00 p.m.

I/We (Note 1) ______________________________

of ______________________________

being the holder(s) of (Note 2) ______________________________

shares of HK$0.1 each of RoadShow Holdings Limited ("the Company") hereby appoint (Note 3)

____

of ______________________________

or failing him/her ______________________________

of ______________________________

or failing him/her the Chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 6 May 2003 at 3:00 p.m. and at any adjournment thereof in connection with the following resolutions:-

RESOLUTIONS	INSTRUCTION (Note 4) FOR	AGAINST
1. Ordinary Resolution to adopt the Audited Financial Statements and Reports of the Directors and Auditors for the year ended 31 December 2002.		
2. Ordinary Resolution to declare a final dividend of HK2 cents per share.		
3. (a) Ordinary Resolution to re-elect the following persons as Directors of the Company:- (i) Amanda LUI Yee Fai (ii) Michael WONG Yick-kam (iii) Carlye Wai-Ling TSUI, MBE, JP (b) Ordinary Resolution to fix the Directors' remuneration for the year ended 31 December 2002.		
4. Ordinary Resolution to re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix remuneration of the Auditors for the year ended 31 December 2002.		
5. Ordinary Resolution shown as item 5 of Notice of Annual General Meeting. ((A) To give a general mandate to the Directors to issue shares; (B) To give a general mandate to the Directors to exercise powers of the Company to purchase its own shares; and (C) To extend the share issue mandate granted to the Directors.)		

As witness my/our hand(s) this ____________ day of ____________ 2003.

Member's Signature (Note 5): ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$0.1 each in the Company to which this form of proxy relates registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. Insert in BLOCK CAPITALS the name(s) and address(es) of the proxy or proxies desired in the space provided. **ANY ALTERATION TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLACE A "√" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLACE A "√" IN THE BOX MARKED "AGAINST".** Failure to complete any or all the boxes will entitle your proxy to cast his/her vote at his/her discretion.
5. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the Company's principal office at No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.
6. The proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and delivery of

RoadShow 路訊通

(於百慕達註冊成立之有限公司)
香港總辦事處
香港九龍荔枝角寶輪街一號

投票委托書

路訊通控股有限公司於二零零三年五月六日星期二下午三時正在九龍尖沙咀北京道8號鷹君酒店宴會廳A舉行之股東週年大會之投票委托書。

本人／吾等(附註1) ______________________________

居／位於 ______________________________

乃路訊通控股有限公司(「本公司」)每股面值港幣0.1元股份 ________ 股(附註2)之持有人，

茲委任(附註3) ______________________ 居／位於 ______________________

____

若其未克出席則由 ______________________ 居／位於 ______________________

____

若其未克出席則由會議主席出任本人／吾等代表，在本公司於二零零三年五月六日下午三時正舉行之股東週年大會或其延會上代表本人／吾等就下列決議案投票。

決議案	指示(附註4) 贊成	反對
1. 接納截至二零零二年十二月三十一日止年度之經審核財務報告及董事會及核數師報告書之普通決議案。		
2. 宣派末期股息每股港幣2仙之普通決議案。		
3. (a) 選舉下列人士連任董事之普通決議案： (i) 雷怡暉 (ii) 黃奕鑑 (iii) 徐尉玲太平紳士 (b) 釐定截至二零零二年十二月三十一日止年度董事酬金之普通決議案。		
4. 再度聘請畢馬威會計師事務所擔任本公司之核數師，並授權董事釐定截至二零零二年十二月三十一日止年度核數師酬金之普通決議案。		
5. 股東週年大會通告列作第五項之普通決議案。((甲)授予董事一項一般性授權發行股份；(乙)授予董事一項一般性授權行使本公司權力購回本身之股份；及(丙)延續授予董事發行股份之授權)。		

二零零三年 ________ 月 ________ 日立此為據。

股東簽署(附註5)：______________________

附註：

1. 請以**正楷**填寫全名及地址。
2. 請填上以閣下名義註冊之股份數目；如未填上股份數目，本投票委托書將被視為與所有以閣下名義登記之本公司股份有關。
3. 請以**正楷**填寫欲委派之委任代表之姓名及地址。**本投票委托書內之任何更改均須由簽署人親筆示可。**委任代表毋須為本公司之股東。
4. **重要提示：閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號；欲投票反對決議案，則請在「反對」欄內填上「✓」號。**如無填寫任何一欄，則閣下之代表可酌情代表閣下就有關決議案投票。
5. 本投票委托書連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於股東週年大會指定開會時間四十八小時前，送達本公司之香港總辦事處，地址為香港九龍荔枝角寶輪街一號，方為有效。
6. 受委任代表毋須為本公司股東，惟須親身出席大會以代表閣下，閣下填妥及交回本投票委托書後，屆時仍可出席週年股東大

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in RoadShow Holdings Limited, you should at once hand this circular to the purchaser or to the bank or stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

RoadShow
路訊通

(Incorporated in Bermuda with limited liability)

Board of Directors

John CHAN Cho Chak
GBS, JP, DBA(Hon), BA, DipMS, MIMgt, FCILT, FHKIoD
Chairman

Norman LEUNG Nai Pang
GBS, JP, BA
Deputy Chairman

Anthony NG
BS (Econ), MBA
(Richard Ivey School of Business, University of Western Ontario)

MAK Chun Keung

Amanda LUI Yee Fai
BA

James Conrad LOUEY
BSc

Winnie J. NG
BA, MBA (Chicago)
Group Managing Director

Michael WONG Yick-kam
BBA, MBA

LAU Mei Mui, May

Carlye Wai-Ling TSUI#
MBE, JP, BA (Econ), FHKIoD, FBCS, FHKIE, HonFACE

HUI Ki On#
GBS, CBE, QPM, CPM

LAU Shung Oi, Susanna
(Alternate Director to Michael WONG Yick-kam)

(# Independent Non-Executive Director)

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office
No.1, Po Lun Street
Lai Chi Kok
Kowloon
Hong Kong

31 March 2003

To the Shareholders

Dear Sir or Madam,

General Mandate to Issue Shares and to Repurchase Shares

INTRODUCTION

At the Annual General Meeting of RoadShow Holdings Limited (the "Company") to be held on Tuesday, 6 May 2003 (the "Annual General Meeting"), resolutions will be proposed to grant to the directors of the Company ("Directors") a general mandate to repurchase shares of the Company since the previous general mandate granted to the Directors for repurchase of shares on 10 May 2002 will expire at the forthcoming Annual General Meeting. This circular contains the explanatory statement in compliance with the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), to give all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the issue and allotment of new shares of the Company and the repurchase by the Company of its own shares.

GENERAL MANDATE TO ISSUE SHARES

It is proposed to grant a general mandate to the Directors to allot, issue and dispose of shares of the Company not exceeding 20% of the issued share capital of the Company in issue as at the date of the resolution granting the general mandate to provide flexibility to the Company to raise fund by issue of shares efficiently.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Company to repurchase issued and fully paid shares in the capital of the Company. Under such mandate, the number of shares that the Company may repurchase shall not exceed 10% of the share capital of the Company in issue as at the date of the resolution. The Company's authority is restricted to repurchase made on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). As at 31 March 2003, being the latest practicable date prior to printing of this circular ("Latest Practicable Date"), there were in issue an aggregate of 997,365,332 shares of HK$0.10 each in the Company ("Shares"). Exercise in full of the mandate, on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, could accordingly result in up to 99,736,533 Shares being repurchased by the Company. The mandate allows the Company to make repurchases only during the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

The Directors consider that the mandate will provide the Company the flexibility to make such repurchases when appropriate and beneficial to the Company. Such repurchases may enhance the net asset value of the Company and/or earnings per share. As compared with the financial position of the Company as at 31 December 2002 (being the date of its latest audited accounts), the Directors consider that there may be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed repurchases were to be carried out in full during the proposed repurchase period. However, the Directors propose that no repurchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

The Company is empowered by its Memorandum of Association and Bye-laws to repurchase its Shares. Repurchases will be funded entirely from the funds legally available for that purpose. Bermudian law provides that the purchase of Shares may only be effected out of the capital paid up on the purchased Shares, the profits otherwise available for dividend or out of the proceeds of a new issue of Shares of the Company made for the purpose. Any amount of premium payable on the purchase over the par value of the Shares of the Company to be purchased must be out of either the profits otherwise available for dividend or out of the Company's share premium account or out of contributed surplus. Such purchase may only be made if on the date on which the repurchase is to be effected, there are reasonable ground for believing that the Company is, or after the purchase would be able to pay its liabilities as they become due.

DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any of the associates (as defined in the Listing Rules) of any of the Directors has any present intention, in the event that the proposal is approved by Shareholders, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he/she/it has a present intention to sell Shares to the Company nor has he/she/it undertaken not to sell any of the Shares held by him/her/it to the Company in the event that the Company is authorised to make repurchase of Shares.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules, the laws of Hong Kong and all applicable laws of Bermuda, and in accordance with the regulations set out in the Memorandum of Association and Bye-laws of the Company.

TAKEOVERS CODE

A repurchase of Shares by the Company may result in an increase in the proportionate interests of a substantial shareholder of the Company in the voting rights of the Company, which could give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers (the "Code").

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, The Kowloon Motor Bus Holdings Limited ("KMB") and its associates, was the only substantial shareholder holding more than 10 per cent. of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the shareholding of KMB and its associates in the Company would be increased from approximately 73.0% to approximately 81.1% of the issued share capital of the Company respectively and such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Code. Listing Rules 8.08 requires that at least 25 per cent of the Company's shares be held by the public. The Directors have no present intention to exercise the power to repurchase Share to the extent that will reduce the amount of Shares hold by the public to less than 25 per cent.

SOURCE OF FUNDS

Repurchases, if any, will be funded out of funds legally available for the purpose in accordance with the Company's constitutional documents and the laws of the jurisdiction in which the Company is incorporated.

SHARE PURCHASE MADE BY THE COMPANY

No purchase has been made by the Company of its Shares in the six months prior to the date of this circular.

GENERAL

During each of the twelve months preceding the Latest Practical Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Shares	
	Highest Traded Price	Lowest Traded Price
Month	HK$	HK$
March 2002	2.400	2.075
April 2002	2.600	2.200
May 2002	2.675	2.450
June 2002	2.550	2.100
July 2002	2.225	1.720
August 2002	1.860	1.430
September 2002	1.570	1.170
October 2002	1.340	1.080
November 2002	1.450	1.250
December 2002	1.470	1.230
January 2003	1.430	1.240
February 2003	1.280	1.220
March 2003	1.250	0.810

RECOMMENDATION

The Directors consider that the granting of the mandate to issue Shares and to repurchase Shares is in the interest of the Company and so recommend all shareholders to vote in favour of the resolution at the forthcoming Annual General Meeting.

By Order of the Board

Winnie J. NG

Group Managing Director

RoadShow 路訊通

(Incorporated in Bermuda with limited liability)
Hong Kong Principal Office
No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong

Proxy Form

Proxy Form for the Annual General Meeting of RoadShow Holdings Limited to be held at Great Eagle Hotel, Ballroom A, 8 Peking Road, Tsimshatsui, Kowloon, on Tuesday, 6 May 2003 at 3:00 p.m.

I/We (Note 1) ______________________________

of ______________________________

being the holder(s) of (Note 2) ______________________________

shares of HK$0.1 each of RoadShow Holdings Limited ("the Company") hereby appoint (Note 3)

____

of ______________________________

or failing him/her ______________________________

of ______________________________

or failing him/her the Chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 6 May 2003 at 3:00 p.m. and at any adjournment thereof in connection with the following resolutions:-

RESOLUTIONS	INSTRUCTION (Note 4) FOR	AGAINST
1. Ordinary Resolution to adopt the Audited Financial Statements and Reports of the Directors and Auditors for the year ended 31 December 2002.		
2. Ordinary Resolution to declare a final dividend of HK2 cents per share.		
3. (a) Ordinary Resolution to re-elect the following persons as Directors of the Company:- (i) Amanda LUI Yee Fai (ii) Michael WONG Yick-kam (iii) Carlye Wai-Ling TSUI, MBE, JP (b) Ordinary Resolution to fix the Directors' remuneration for the year ended 31 December 2002.		
4. Ordinary Resolution to re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix remuneration of the Auditors for the year ended 31 December 2002.		
5. Ordinary Resolution shown as item 5 of Notice of Annual General Meeting. ((A) To give a general mandate to the Directors to issue shares; (B) To give a general mandate to the Directors to exercise powers of the Company to purchase its own shares; and (C) To extend the share issue mandate granted to the Directors.)		

As witness my/our hand(s) this __________ day of __________ 2003.

Member's Signature (Note 5): ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$0.1 each in the Company to which this form of proxy relates registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. Insert in BLOCK CAPITALS the name(s) and address(es) of the proxy or proxies desired in the space provided. **ANY ALTERATION TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLACE A "√" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLACE A "√" IN THE BOX MARKED "AGAINST".** Failure to complete any or all the boxes will entitle your proxy to cast his/her vote at his/her discretion.
5. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the Company's principal office at No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.
6. The proxy need not be a member of the Company but must attend the meeting in person to represent you.Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

RoadShow
路訊通

(於百慕達註冊成立之有限公司)
香港總辦事處
香港九龍荔枝角寶輪街一號

投票委托書

路訊通控股有限公司於二零零三年五月六日星期二下午三時正在九龍尖沙咀北京道8號鷹君酒店宴會廳A舉行之股東週年大會之投票委托書。

本人／吾等(附註1) ____________________

居／位於 ____________________

乃路訊通控股有限公司(「本公司」)每股面值港幣0.1元股份 ________ 股(附註2)之持有人，

玆委任(附註3) ____________________ 居／位於 ____________________

____

若其未克出席則由 ____________________ 居／位於 ____________________

____

若其未克出席則由會議主席出任本人／吾等代表，在本公司於二零零三年五月六日下午三時正舉行之股東週年大會或其延會上代表本人／吾等就下列決議案投票。

決議案	指示(附註4) 贊成	反對
1. 接納截至二零零二年十二月三十一日止年度之經審核財務報告及董事會及核數師報告書之普通決議案。		
2. 宣派末期股息每股港幣2仙之普通決議案。		
3. (a) 選舉下列人士連任董事之普通決議案： (i) 雷怡暉 (ii) 黃奕鑑 (iii) 徐尉玲太平紳士 (b) 釐定截至二零零二年十二月三十一日止年度董事酬金之普通決議案。		
4. 再度聘請畢馬威會計師事務所擔任本公司之核數師，並授權董事釐定截至二零零二年十二月三十一日止年度核數師酬金之普通決議案。		
5. 股東週年大會通告列作第五項之普通決議案。((甲)授予董事一項一般性授權發行股份；(乙)授予董事一項一般性授權行使本公司權力購回本身之股份；及(丙)延續授予董事發行股份之授權)。		

二零零三年 ________ 月 ________ 日立此為據。

股東簽署(附註5)：____________________

附註：

1. 請以正楷填寫全名及地址。
2. 請填上以閣下名義註冊之股份數目；如未填上股份數目，本投票委托書將被視為與所有以閣下名義登記之本公司股份有關。
3. 請以正楷填寫欲委派之委任代表之姓名及地址。**本投票委托書內之任何更改均須由簽署人親筆示可。**委任代表毋須為本公司之股東。
4. **重要提示：閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號；欲投票反對決議案，則請在「反對」欄內填上「✓」號。**如無填寫任何一欄，則閣下之代表可酌情代表閣下就有關決議案投票。
5. 本投票委托書連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於股東週年大會指定開會時間四十八小時前，送達本公司之香港總辦事處，地址為香港九龍荔枝角寶輪街一號，方為有效。
6. 受委任代表毋須為本公司股東，惟須親身出席大會以代表閣下，閣下填妥及交回本投票委托書後，屆時仍可出席週年股東大會及於會上投票。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in RoadShow Holdings Limited, you should at once hand this circular to the purchaser or to the bank or stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

RoadShow
路訊通

(Incorporated in Bermuda with limited liability)

Board of Directors

John CHAN Cho Chak
GBS, JP, DBA(Hon), BA, DipMS, MIMgt, FCILT, FHKIoD
Chairman

Norman LEUNG Nai Pang
GBS, JP, BA
Deputy Chairman

Anthony NG
BS (Econ), MBA
(Richard Ivey School of Business, University of Western Ontario)

MAK Chun Keung

Amanda LUI Yee Fai
BA

James Conrad LOUEY
BSc

Winnie J. NG
BA, MBA (Chicago)
Group Managing Director

Michael WONG Yick-kam
BBA, MBA

LAU Mei Mui, May

Carlye Wai-Ling TSUI#
MBE, JP, BA (Econ), FHKIoD, FBCS, FHKIE, HonFACE

HUI Ki On#
GBS, CBE, QPM, CPM

LAU Shung Oi, Susanna
(Alternate Director to Michael WONG Yick-kam)

(# Independent Non-Executive Director)

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office
No.1, Po Lun Street
Lai Chi Kok
Kowloon
Hong Kong

31 March 2003

To the Shareholders

Dear Sir or Madam,

General Mandate to Issue Shares and to Repurchase Shares

INTRODUCTION

At the Annual General Meeting of RoadShow Holdings Limited (the "Company") to be held on Tuesday, 6 May 2003 (the "Annual General Meeting"), resolutions will be proposed to grant to the directors of the Company ("Directors") a general mandate to repurchase shares of the Company since the previous general mandate granted to the Directors for repurchase of shares on 10 May 2002 will expire at the forthcoming Annual General Meeting. This circular contains the explanatory statement in compliance with the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), to give all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the issue and allotment of new shares of the Company and the repurchase by the Company of its own shares.

GENERAL MANDATE TO ISSUE SHARES

It is proposed to grant a general mandate to the Directors to allot, issue and dispose of shares of the Company not exceeding 20% of the issued share capital of the Company in issue as at the date of the resolution granting the general mandate to provide flexibility to the Company to raise fund by issue of shares efficiently.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Company to repurchase issued and fully paid shares in the capital of the Company. Under such mandate, the number of shares that the Company may repurchase shall not exceed 10% of the share capital of the Company in issue as at the date of the resolution. The Company's authority is restricted to repurchase made on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). As at 31 March 2003, being the latest practicable date prior to printing of this circular ("Latest Practicable Date"), there were in issue an aggregate of 997,365,332 shares of HK$0.10 each in the Company ("Shares"). Exercise in full of the mandate, on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, could accordingly result in up to 99,736,533 Shares being repurchased by the Company. The mandate allows the Company to make repurchases only during the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

The Directors consider that the mandate will provide the Company the flexibility to make such repurchases when appropriate and beneficial to the Company. Such repurchases may enhance the net asset value of the Company and/ or earnings per share. As compared with the financial position of the Company as at 31 December 2002 (being the date of its latest audited accounts), the Directors consider that there may be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed repurchases were to be carried out in full during the proposed repurchase period. However, the Directors propose that no repurchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

The Company is empowered by its Memorandum of Association and Bye-laws to repurchase its Shares. Repurchases will be funded entirely from the funds legally available for that purpose. Bermudian law provides that the purchase of Shares may only be effected out of the capital paid up on the purchased Shares, the profits otherwise available for dividend or out of the proceeds of a new issue of Shares of the Company made for the purpose. Any amount of premium payable on the purchase over the par value of the Shares of the Company to be purchased must be out of either the profits otherwise available for dividend or out of the Company's share premium account or out of contributed surplus. Such purchase may only be made if on the date on which the repurchase is to be effected, there are reasonable ground for believing that the Company is, or after the purchase would be able to pay its liabilities as they become due.

DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any of the associates (as defined in the Listing Rules) of any of the Directors has any present intention, in the event that the proposal is approved by Shareholders, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he/she/it has a present intention to sell Shares to the Company nor has he/she/it undertaken not to sell any of the Shares held by him/her/it to the Company in the event that the Company is authorised to make repurchase of Shares.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules, the laws of Hong Kong and all applicable laws of Bermuda, and in accordance with the regulations set out in the Memorandum of Association and Bye-laws of the Company.

TAKEOVERS CODE

A repurchase of Shares by the Company may result in an increase in the proportionate interests of a substantial shareholder of the Company in the voting rights of the Company, which could give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers (the "Code").

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, The Kowloon Motor Bus Holdings Limited ("KMB") and its associates, was the only substantial shareholder holding more than 10 per cent. of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the shareholding of KMB and its associates in the Company would be increased from approximately 73.0% to approximately 81.1% of the issued share capital of the Company respectively and such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Code. Listing Rules 8.08 requires that at least 25 per cent of the Company's shares be held by the public. The Directors have no present intention to exercise the power to repurchase Share to the extent that will reduce the amount of Shares hold by the public to less than 25 per cent.

SOURCE OF FUNDS

Repurchases, if any, will be funded out of funds legally available for the purpose in accordance with the Company's constitutional documents and the laws of the jurisdiction in which the Company is incorporated.

SHARE PURCHASE MADE BY THE COMPANY

No purchase has been made by the Company of its Shares in the six months prior to the date of this circular.

GENERAL

During each of the twelve months preceding the Latest Practical Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Shares	
	Highest Traded Price	Lowest Traded Price
Month	HK$	HK$
March 2002	2.400	2.075
April 2002	2.600	2.200
May 2002	2.675	2.450
June 2002	2.550	2.100
July 2002	2.225	1.720
August 2002	1.860	1.430
September 2002	1.570	1.170
October 2002	1.340	1.080
November 2002	1.450	1.250
December 2002	1.470	1.230
January 2003	1.430	1.240
February 2003	1.280	1.220
March 2003	1.250	0.810

RECOMMENDATION

The Directors consider that the granting of the mandate to issue Shares and to repurchase Shares is in the interest of the Company and so recommend all shareholders to vote in favour of the resolution at the forthcoming Annual General Meeting.

By Order of the Board
Winnie J. NG
Group Managing Director

此乃要件，請即處理

閣下如對本通函有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之 ROADSHOW HOLDINGS LIMITED（路訊通控股有限公司*）股份全部售出，應立即將本通函交予買主或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

RoadShow
路訊通

（於百慕達註冊成立之有限公司）

董事會

陳祖澤太平紳士
GBS, JP, DBA(Hon), BA, DipMS,
MIMgt, FCILT, FHKIoD
主席

梁乃鵬太平紳士
GBS, JP, BA
副主席

伍永漢
BS (Econ), MBA
(Richard Ivey School of Business,
University of Western Ontario)

麥振強

雷怡暉
BA

雷兆光
BSc

伍穎梅
BA, MBA (Chicago)
集團董事總經理

黃奕鑑
BBA, MBA

劉美梅

徐尉玲太平紳士#
MBE, JP, BA (Econ), FHKIoD,
FBCS, FHKIE, HonFACE

許淇安#
GBS, CBE, QPM, CPM

劉崇藹
（黃奕鑑先生之代行董事）

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

香港總辦事處
香港九龍荔枝角寶輪街一號

獨立非執行董事
* 僅資識別之用

敬啟者：

一般授權發行股份及購回股份

緒言

由於之前於二零零二年五月十日授予董事可購回股份之一般授權將於下屆股東週年大會屆滿，故路訊通控股有限公司（「公司」）將於二零零三年五月六日星期二舉行之股東週年大會上呈決議案授予公司董事（「董事」）可購回本公司股份之一般授權。本函亦載有符合香港聯合交易所有限公司證券上市規則（「上市規則」）之說明函件，提供一切合理所需資料使股東無論投票贊成或反對批准本公司發行和配發新股份以及本公司購回本身股份之決議案時，作出知情決定。

一般授權發行股份

建議授予董事一般授權配發、發行及出售最多不超過本公司於批出一般授權當日已發行股本百分之二十之本公司股份，使本公司可靈活地有效利用發行股份籌集資金。

一般授權購回股份

於股東週年大會上，將提呈一項普通決議案以授予董事一項一般授權用以行使本公司一切權力購回本公司已發行及已繳足股份。根據該項授權，本公司可購回之股份數目不可超過本公司於決議案當日之已發行股本之百分之十。本公司之授權限於在香港聯合交易所有限公司(「聯交所」)作出回購。於二零零三年三月三十一日，即本通函付印前之最後實際可行日期（「最後實際可行日期」），本公司每股面值港幣0.10元之已發行股份總數為997,365,332股（「股份」）。倘該項授權獲全面行使，並按舉行股東週年大會日期前並無發行或購回更多股份之基準，則將因此而導致本公司可購回多達99,736,533股股份。該項授權只容許本公司於截至下屆股東週年大會舉行日期，法例規定本公司下屆股東週年大會舉行日期或該項授權被撤銷或修改之日期(以較早者為準)之期間內購回股份。

董事認為，該項授權容許本公司可靈活地於適當時候購回股份，從而使本公司受惠。購回股份可提高本公司的每股資產淨值及／或盈利。相對於本公司在二零零二年十二月三十一日(即其最近期經審核賬目之截數日)之財政狀況，董事認為倘建議之購回股份於建議之購回期間全數進行，或會對本公司的營運資金及負債情況造成重大不利影響。倘購回股份對本公司之營運資金或負債比率造成重大不利影響，董事將不會建議購回股份。

本公司獲其公司章程及細則授權購回本身的股份。購回股份將全部由法定可供該項用途運用的資金撥資進行。百

慕達法例規定，購回股份只可以動用於被購回股份所已繳付的股本、可供派股息用的盈利或為進行購回而發行新股份所取得之款項中撥資進行。購回股份所應付之款項高出將予購回之本公司股份面值之任何數額，必須以可供派股息用之盈利或本公司之股份溢價賬或繳納盈餘中撥付。購回股份只可於有理由相信經計入購回股份後，本公司具有還債能力之情況下進行購回股份。

董事、彼等之聯繫人士及有關連人士

於作出一切合理查詢後就董事所知，倘該建議獲得股東批准，彼等或彼等之任何聯繫人士(按上市規則之定義)現時概無意出售本公司之股份。

本公司之有關連人士(按上市規則之定義)並無知會本公司，倘本公司已獲授權購回股份，其現時有意出售本公司之股份或其已承諾不會向本公司出售其所持有之任何股份。

董事之承諾

董事已向聯交所作出承諾，將會根據上市規則、香港法律與適用之所有百慕達法律，以及根據本公司之公司章程及細則之規定，按建議之決議案行使購回股份之權力。

收購守則

倘本公司購回股份可能導致本公司主要股東於本公司表決權中的比例權益有所增加，則本公司須根據香港公司收購及合併守則（〔收購守則〕）第26條所規定的提出強制收購建議的責任。

於最後實際可行日期，根據本公司所知並確信，九龍巴士控股有限公司(〔九巴〕)及其聯繫人等為唯一持有本公司已發行股本10%以上的主要股東。倘董事全面行使根據決議案建議授予的權力購回股份，九巴及其聯繫人等於本公司的持股量將分別由本公司已發行股本約73.0%增至約81.1%,而該項增加並不會導致須根據守則第26條提出強制性收購建議。上市規則第8.08條規定，最少25%的本公司股份須由公眾人士持有。倘行使權力購回股份會導致由公眾人士所持有的股份數目減少至低於25%；則董事現無意行使權力購回股份。

資金來源

用於購回股份(如有)之資金，將根據該公司之憲法性文件及該公司註冊成立司法權區之法律規定可合法運用於此用途之資金撥支。

本公司購回股份

本公司於本通函刊發前六個月內並無購回其股份。

一般事項

於最後實際可行日期前十二個月內，股份於聯交所之最高及最低成交價如下：

	股份	
	最高成交價	最低成交價
月份	港元	港元
二零零二年三月	2.400	2.075
二零零二年四月	2.600	2.220
二零零二年五月	2.675	2.450
二零零二年六月	2.550	2.100
二零零二年七月	2.225	1.720
二零零二年八月	1.860	1.430
二零零二年九月	1.570	1.170
二零零二年十月	1.340	1.080
二零零二年十一月	1.450	1.250
二零零二年十二月	1.470	1.230
二零零三年一月	1.430	1.240
二零零三年二月	1.280	1.220
二零零三年三月	1.250	0.810

推薦意見

董事認為批出授權發行股份或購回股份乃符合本公司之利益，因此建議股東於即將舉行之股東週年大會上投票贊成決議案。

此致

列位股東台照

承董事會命
伍穎梅
集團董事總經理
謹啟

二零零三年三月三十一日

RoadShow
路訊通

(Incorporated in Bermuda with limited liability)
Hong Kong Principal Office
No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong

03 APR 21 7:21

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of RoadShow Holdings Limited ("the Company") will be held at the Great Eagle Hotel, Ballroom A, 8 Peking Road, Tsimshatsui, Kowloon, on Tuesday, 6 May 2003 at 3:00 p.m. to transact the following business:-

1. to receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2002;
2. to declare a final dividend;
3. to re-elect Directors and fix their remuneration;
4. to appoint Auditors and to authorise the Directors to fix their remuneration;

   and, as special business, to consider and, if thought fit, pass the following resolution as Ordinary Resolution:-

5. "THAT:-

(A) (i) subject to paragraph A(iii) of this Resolution, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph A(i) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the expiry of the Relevant Period;

(iii) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph A(i) of this Resolution, otherwise than pursuant to:-

(a) a Rights Issue (as hereinafter defined), or

(b) an issue of shares of the Company upon the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or

(C) 擴大根據本決議案（A）段授予本公司董事會並於當時可有效行使本公司之權力以配發、發行及處理本公司之額外股份之一般無條件授權，方法為在本公司董事會根據該項一般授權而可能配發或同意有條件或無條件配發之本公司股本面值總額中，加入相當於本公司根據本決議案（B）段所述購回股份之一般無條件授權而購回之本公司股本面值總額之數，惟所加入之數不得超過於通過本決議案之日本公司已發行股本面值總額之 10%。」

承董事會命

公司秘書

麥興強

謹啟

香港，二零零 三年三月十九日

附註：

(一) 凡本公司股東皆有權出席上述會議及投票，亦有權指定另一人士代表出席及代其投票。股東可以親身或由代表在表決時投票。受委託之代表不必為本公司股東。股東可委任多於一位代表出席同一大會。

(二) 代表委任表格連同經簽署之授權書或其他授權文件（如有）或該等授權書或授權文件經由公證人簽署證明之副本，最遲須於大會或續會指定舉行時間四十八小時前交回本公司之主要辦事處，地址為香港九龍荔枝角寶輪街一號。

(三) 本公司將於二零零三年四月二十三日星期三至二零零三年五月六日星期二止（首尾兩天包括在內）暫停辦理股份過戶手續。股票持有人請於二零零三年四月二十二日星期二下午四時正前，將所有股份過戶文件連同有關股票送交本公司位於香港皇后大道東一百八十三號合和中心十七樓1712-1716室香港股份過戶登記處香港中央證券登記有限公司辦理過戶手續。

(iv) 就本（A）段而言：

「有關期間」指通過本決議案起至下列三者中最早時間為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 依據本公司之公司細則或百慕達一九八一年公司法或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上通過普通決議案撤回或修訂有關授權時；及

「配售新股」指於本公司董事會訂定之期間內，向於指定記錄日期名列本公司股東名冊之本公司股份持有人，按彼等當時持有該等股份之比例提呈發售本公司股份之建議，惟本公司董事會認為必須或適宜時，可就零碎股份或按照本公司適用之任何地區之法例或任何認可管制機構或任何證券交易所之規定所施加之任何限制或責任，取消有關權利或作出其他安排。

（B） (i) 在本決議案B(ii)段規限下，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司之全部權力，以於聯交所或本公司股份可能上市並獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本公司之股份，惟須遵照及受一切適用法例及／或聯交所證券上市規則或任何其他證券交易所不時經修訂之規定所規限；

(ii) 本公司根據本決議案B(i)段之批准獲授權於有關期間內購回之本公司之股份之面值總額，不得超過於通過本決議案之日本公司已發行股本面值總額之10%，而本決議案B(i)段之授權亦須受此限制；及

(iii) 就本（B）段而言：

「有關期間」指通過本決議案起至下列三者中最早時間為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 依據本公司之公司細則或百慕達一九八一年公司法或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上通過普通決議案撤回或修訂有關授權時。

RoadShow
路訊通

（於百慕達註冊成立之有限公司）
香港總辦事處
香港九龍荔枝角寶輪街一號

股東週年大會通告

茲通告 RoadShow Holdings Limited（路訊通控股有限公司）（「本公司」）之股東週年大會定於二零零三年五月六日星期二下午三時正在九龍尖沙咀北京道8號麗君酒店宴會廳A，處理下列各項事宜：

一、　省覽截至二零零二年十二月三十一日止年度之經審核財務報告及董事會及核數師報告；

二、　宣派末期股息；

三、　重選董事及釐定其酬金；

四、　聘請核數師及授權董事會釐定其酬金；

及作為特別議程，考慮並酌情通過下列決議案為普通決議案：

五、　「動議：

(A)　(i)　在本決議案A(iii)段規限下，根據香港聯合交易所有限公司（「聯交所」）證券上市規則，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司之全部權力以配發、發行及處理本公司股本中之額外股份，以及提出或授予可能須行使該等權力之售股建議、協議及購股權；

(ii)　本決議案A(i)段之批准授權本公司董事會於有關期間內提出或授予可能須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(iii)　本公司董事會根據本決議案A(i)段之批准而配發或同意有條件或無條件配發（不論是否根據購股權或其他方式）之股本面值總額，不得超過於通過本決議案之日本公司股本面值總額之20%，但不包括：

(a)　配售新股（定義見下文）；或

(b)　就授出或發行股份或可購入本公司股份之權利予本公司及／或其任何附屬公司之董事及／或僱員而於當時採納之任何購股權計劃或類似安排下之認購權獲行使而發行本公司之股份；或

(c)　根據本公司之公司細則發行本公司之股份以代替本公司股份全部或部份股息，而上述批准亦須受此限制；

(iv) 就本（A）段而言：

「有關期間」指通過本決議案起至下列三者中最早時間為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 依據本公司之公司細則或百慕達一九八一年公司法或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上通過普通決議案撤回或修訂有關授權時；及

「配售新股」指於本公司董事會訂定之期間內，向於指定記錄日期名列本公司股東名冊之本公司股份持有人，按彼等當時持有該等股份之比例提呈發售本公司股份之建議，惟本公司董事會認為必須或適宜時，可就零碎股份或按照本公司適用之任何地區之法例或任何認可管制機構或任何證券交易所之規定所施加之任何限制或責任，取消有關權利或作出其他安排。

（B） (i) 在本決議案 B(ii)段規限下，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司之全部權力，以於聯交所或本公司股份可能上市並獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本公司之股份，惟須遵照及受一切適用法例及／或聯交所證券上市規則或任何其他證券交易所不時經修訂之規定所規限；

(ii) 本公司根據本決議案 B(i)段之批准獲授權於有關期間內購回之本公司之股份之面值總額，不得超過於通過本決議案之日本公司已發行股本面值總額之10%，而本決議案 B(i)段之授權亦須受此限制；及

(iii) 就本（B）段而言：

「有關期間」指通過本決議案起至下列三者中最早時間為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 依據本公司之公司細則或百慕達一九八一年公司法或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上通過普通決議案撤回或修訂有關授權時。

(c) an issue of shares of the Company in lieu of the whole or part of the dividend on shares of the Company in accordance with the Bye-laws of the Company,

shall not exceed 20 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(iv) for the purposes of this paragraph (A):-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda or any applicable laws to be held; or

(c) the time when such mandate is revoked or varied by an ordinary resolution by shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).

(B) (i) subject to paragraph B(ii) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase shares of the Company on the Stock Exchange or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal value of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph B(i) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph B(i) of this Resolution shall be limited accordingly; and

(iii) for the purposes of this paragraph (B):-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda or any applicable laws to be held; or

(c) the time when such mandate is revoked or varied by an ordinary resolution by shareholders of the Company in general meeting.

(C) the general unconditional mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to paragraph (A) of this Resolution be and is hereby extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company pursuant to the general unconditional mandate to repurchase shares referred in paragraph (B) of this Resolution provided that such extended amount shall not exceed 10 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board

Thomas Mak
Company Secretary

Hong Kong, 19 March 2003

Notes:

(1) Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(2) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of that power of authority must be lodged with the Company's principal office at No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting.

(3) The Register of Members will be closed from Wednesday, 23 April 2003 to Tuesday, 6 May 2003 both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong share registrars, Computershare Hong Kong Investor Services Limited at Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 22 April 2003.

RoadShow
路訊通

（於百慕達註冊成立之有限公司）
香港總辦事處
香港九龍荔枝角寶輪街一號

股東週年大會通告

茲通告 RoadShow Holdings Limited（路訊通控股有限公司）（「本公司」）之股東週年大會定於二零零三年五月六日星期二下午三時正在九龍尖沙咀北京道8號鷹君酒店宴會廳A，處理下列各項事宜：

一、 省覽截至二零零二年十二月三十一日止年度之經審核財務報告及董事會及核數師報告；

二、 宣派末期股息；

三、 重選董事及釐定其酬金；

四、 聘請核數師及授權董事會釐定其酬金；

及作為特別議程，考慮並酌情通過下列決議案為普通決議案：

五、 「動議：

(A) (i) 在本決議案A(iii)段規限下，根據香港聯合交易所有限公司（「聯交所」）證券上市規則，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司之全部權力以配發、發行及處理本公司股本中之額外股份，以及提出或授予可能須行使該等權力之售股建議、協議及購股權；

(ii) 本決議案A(i)段之批准授權本公司董事會於有關期間內提出或授予可能須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(iii) 本公司董事會根據本決議案A(i)段之批准而配發或同意有條件或無條件配發（不論是否根據購股權或其他方式）之股本面值總額，不得超過於通過本決議案之日本公司股本面值總額之20%，但不包括：

(a) 配售新股（定義見下文）；或

(b) 就授出或發行股份或可購入本公司股份之權利予本公司及／或其任何附屬公司之董事及／或僱員而於當時採納之任何購股權計劃或類似安排下之認購權獲行使而發行本公司之股份；或

(c) 根據本公司之公司細則發行本公司之股份以代替本公司股份全部或部份股息，而上述批准亦須受此限制；